CNB FINANCIAL CORPORATION

2008 ANNUAL REPORT


Received SEC
APR 0 1 2009
Washington, DC 20549


09010327

CNB®

FINANCIAL CORPORATION

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

	2008	2007	% Change
For The Year			
Interest Income	**$57,183**	$53,933	6.0%
Interest Expense	**20,583**	22,922	(10.2%)
Net Interest Income	**36,600**	31,011	18.0%
Non-interest Income	**2,490**	8,189	(69.6%)
Non-interest Expense	**28,801**	25,273	14.0%
Net Income	**5,235**	9,134	(42.7%)
Operating Earnings*	**7,811**	9,719	(19.6%)
Net Income Return on:			
Average Assets	**0.55%**	1.12%	(50.9%)
Average Equity	**7.88%**	12.82%	(38.5%)
At Year End			
Assets	**$1,016,518**	$858,700	18.4%
Loans, net of unearned	**671,556**	599,688	12.0%
Deposits	**814,596**	659,157	23.6%
Shareholders' Equity	**62,467**	69,283	(9.8%)
Trust Assets Under Management (at market value)	**179,223**	231,335	(22.5%)
Per Share Data			
Net Income, diluted	**$0.61**	$1.05	(41.9%)
Dividends	**0.645**	0.62	4.0%
Book Value	**7.27**	8.10	(10.2%)
Market Value	**11.19**	13.55	(17.4%)

*2008 and 2007 operating earnings amounts are shown before effect of $2,576 and $585 (after tax) non-cash charges due to write-downs of other-than-temporarily impaired securities.

To Our Shareholders, Customers & Friends:

The year of 2008 was one of historic significance for CNB Financial Corporation, our country and the world. For our corporation, it was a year when we reached the milestone of $1 billion in assets. For our country, and the world, it was a year of extreme financial turmoil and the beginning of a significant recession, the effects of which will likely be felt for some time.

The achievement of our year end asset total was driven by deposit growth of 23.6% which in large part was the result of our expansion into the Erie and Warren, Pennsylvania markets. In Erie, we completed the build out of our four-branch presence of ERIEBANK with the opening of our principal office on Interchange Road and our Harborcreek office in the eastern suburbs. In Warren, we have begun to experience strong deposit growth primarily resulting from inflows from customers of larger regional banks with branches in the market. An important aspect of our deposit growth is that it was driven in large measure by increases in checking and savings balances. The growth of these core deposits is reflective of our focus on building solid, long-term customer relationships.

Coupled with our deposit growth was an increase in loans outstanding of 12.0% for the year. This growth occurred across our three major loan segments with consumer loans increasing 23.1%, residential mortgages 19.0%, and commercial loans 7.4%. Our consumer loan growth was significantly impacted by our growth in the Erie market and general increase in our other markets.

With our deposit increases exceeding our loan growth during the year by $83.6 million, we deployed the excess funding in our investment portfolio. This resulted in our holdings of United States treasury and agency obligations increasing by $14.2 million, government guaranteed mortgage-backed securities increasing by $49.4 million, and the obligations of state and municipal entities increasing by $26.5 million. These portfolios increases were partially offset by a decrease in our holdings of corporate debt and other securities of $14.7 million.

For the year, our net income as stated under Generally Accepted Accounting Principles (GAAP) was $5.2 million compared to $9.1 million in 2007. Our earnings were negatively impacted by other-than-temporary impairment charges associated with certain corporate investments which had an after tax impact of $2.6 million. Excluding these changes our net income from operations would have been $7.8 million. Our earnings were also affected by a higher provision for loan losses of $3.8 million compared to $1.5 million in 2007. This increased provision was the result of our higher level of loans outstanding and the uncertainty regarding the impact of the economic downtown on our loan quality.

Our loan quality showed some deterioration during 2008 but remains strong as reflected by key measurements. Net charge-offs for the year totaled $1.8 million, compared to $825 thousand in 2007, representing 0.28% of average loans outstanding. Also, our level of nonperforming loans consisting of loans greater than 90 days past due and nonaccrual loans totaled $3.6 million at year end 2008, compared to $2.4 million at year end 2007, which

MESSAGE TO SHAREHOLDERS



$ 625 $ 675 $ 725 $ 775 $ 825 $ 875 $ 925 $ 975 $ 1,025
04 $725,217
05 $764,018
06 $780,850
07 $858,700
08 $1,016,518

ASSET GROWTH



$ 0.46 $ 0.54 $ 0.62 $ 0.70 $ 0.78 $ 0.86 $ 0.94 $ 1.02 $ 1.10
04 $0.86
05 $1.00
06 $1.07
07 $1.05
08 $0.61

EARNINGS PER SHARE



$ 500 $ 540 $ 580 $ 620 $660 $ 700 $ 740 $ 780 $ 820
04 $596,905
05 $618,503
06 $631,322
07 $659,157
08 $814,596

DEPOSIT GROWTH



$ 0.42 $ 0.45 $ 0.48 $ 0.51 $ 0.54 $ 0.57 $ 0.60 $ 0.63 $ 0.66
04 $0.52
05 $0.55
06 $0.57
07 $0.62
08 $0.645

DIVIDENDS PAID PER SHARE

represents a ratio of 0.53% to total loans outstanding. And finally, total loan delinquency, loans past due by 30 or more days, stood at 0.82% compared to 1.04% at year end 2007. We continue to compare very favorably in all three measurements with our peers. Maintaining this level of loan quality will be challenging in 2009 with increasing unemployment affecting consumers and declining revenues affecting businesses. We will be working diligently to assist our borrowers in order to meet these challenges.

Since approximately September 2008, our country has been severely impacted by the meltdown of major financial institutions which has resulted in the onset of a major recession. The federal government has taken unprecedented action to inject funding into our financial system and is now attempting to stimulate the economy with various spending programs. The US Treasury has offered a capital purchase program as a part of the plan in order to inject additional capital into the banking system. As stated in a previous release, CNB chose not to participate in the program as the requirements imposed by the government were deemed to not be in the best interest of the shareholders. Instead the Corporation may seek alternative private equity to accomplish its future objectives of growth and expansion.

CNB Financial Corporation, as well as most community banks, did not engage in the types of activities which have led our nation into its current state of affairs. Unfortunately, we have suffered to a degree from the actions of the major banks and Wall Street firms. However, we remain a strongly capitalized and profitable institution capable of paying an appropriate level of dividends to our shareholders. We are also fully committed to meeting the credit needs of the individuals and businesses in the communities we serve. We firmly believe that as our country and region recover economically, CNB Financial Corporation will be favorably positioned to profit from the opportunities that will be available to us.



William F. Falger
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share data)	December 31	
Assets	**2008**	2007
Cash and due from banks	**$ 28,414**	$ 23,540
Interest bearing deposits with other banks	**2,783**	2,125
Federal funds sold	**59**	773
CASH AND CASH EQUIVALENTS	**31,256**	26,438
Interest bearing time deposits with other banks	**6,515**	3,498
Securities available for sale	**237,289**	162,792
Trading securities	**892**	–
Loans held for sale	**3,332**	1,745
Loans	**676,152**	603,541
Less: unearned discount	**4,596**	3,853
Less: allowance for loan losses	**8,719**	6,773
NET LOANS	**662,837**	592,915
FHLB and other equity interests	**5,815**	5,834
Premises and equipment, net	**23,578**	19,780
Bank owned life insurance	**15,720**	15,099
Mortgage servicing rights	**552**	457
Goodwill	**10,821**	10,821
Other intangible assets	**185**	285
Accrued interest and other assets	**17,726**	19,036
TOTAL ASSETS	**$1,016,518**	$858,700
Liabilities		
Deposits:		
Non-interest bearing deposits	**$ 97,999**	$ 90,994
Interest bearing deposits	**716,597**	568,163
TOTAL DEPOSITS	**814,596**	659,157
Treasury, tax and loan borrowings	**719**	2,000
FHLB and other borrowings	**107,478**	98,000
Subordinated debentures	**20,620**	20,620
Accrued interest and other liabilities	**10,638**	9,640
TOTAL LIABILITIES	**954,051**	789,417
Shareholders' Equity		
Common stock $0 par value		
Authorized 50,000,000 shares		
Issued 9,233,750 shares for 2008 and 2007	**-**	–
Additional paid in capital	**12,913**	13,058
Retained earnings	**65,890**	66,696
Treasury stock, at cost (637,694 shares for 2008 and 679,948 shares for 2007)	**(9,332)**	(9,947)
Accumulated other comprehensive loss	**(7,004)**	(524)
TOTAL SHAREHOLDERS' EQUITY	**62,467**	69,283
TOTAL LIABILITIES and SHAREHOLDERS' EQUITY	**$1,016,518**	$858,700

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year ended December 31,		
	2008	2007	2006
Interest and Dividend Income			
Loans including fees	**$47,355**	$44,559	$40,198
Deposits with banks	**377**	445	437
Federal funds sold	**394**	381	293
Securities:			
Taxable	**7,419**	6,669	5,876
Tax-exempt	**1,414**	1,457	1,706
Dividends	**224**	422	362
TOTAL INTEREST AND DIVIDEND INCOME	**57,183**	53,933	48,872
Interest Expense			
Deposits	**14,956**	18,087	17,106
Federal Home Loan Bank advances and other debt	**4,609**	3,510	2,881
Subordinated debentures	**1,018**	1,325	866
TOTAL INTEREST EXPENSE	**20,583**	22,922	20,853
Net interest income	**36,600**	31,011	28,019
Provision for loan losses	**3,787**	1,512	1,371
Net interest income after provision for loan losses	**32,813**	29,499	26,648
Non-interest Income			
Trust and asset management fees	**1,161**	1,128	1,077
Service charges - deposit accounts	**4,335**	4,250	4,160
Other service charges and fees	**1,405**	1,045	644
Net realized gains on securities available for sale	**117**	501	338
Net realized losses from sales of securities for which fair value was elected	**(602)**	–	–
Net unrealized losses on securities for which fair value was elected	**(2,471)**	–	–
Loss on other-than-temporarily impaired securities	**(3,963)**	(900)	–
Mortgage banking income	**447**	347	406
Bank owned life insurance	**621**	615	687
Wealth management	**724**	622	519
Other	**716**	581	604
TOTAL NON-INTEREST INCOME	**2,490**	8,189	8,435
Non-interest Expenses			
Salaries	**10,376**	9,207	8,106
Employee benefits	**4,404**	3,987	2,947
Net occupancy expense	**3,856**	3,271	2,854
Data processing	**2,453**	2,075	2,010
State and local taxes	**1,113**	1,019	962
Legal, professional and examination fees	**798**	722	704
Advertising	**792**	680	529
Insurance	**639**	228	247
Intangible asset amortization	**100**	100	415
Directors fees and benefits	**683**	381	395
Other	**3,587**	3,603	2,942
TOTAL NON-INTEREST EXPENSES	**28,801**	25,273	22,111
Income before income taxes	**6,502**	12,415	12,972
Income tax expense	**1,267**	3,281	3,350
Net income	**$ 5,235**	$ 9,134	$ 9,622
EARNINGS PER SHARE			
Basic	**$ 0.61**	$ 1.05	$ 1.08
Diluted	**$ 0.61**	$ 1.05	$ 1.07

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,		
	2008	2007	2006
Cash Flows from Operating Activities:			
Net income	**$ 5,235**	$ 9,134	$ 9,622
Adjustments to reconcile net income to net cash provided by operations:			
Provision for loan losses	**3,787**	1,512	1,371
Depreciation and amortization	**1,881**	1,721	1,882
Amortization, accretion and deferred loan fees and costs	**543**	(638)	(457)
Deferred taxes	**(1,319)**	(272)	(150)
Net realized gains on securities available for sale	**(117)**	(501)	(338)
Net realized and unrealized losses on securities for which fair value was elected	**3,073**	–	–
Loss on other-than-temporarily impaired securities	**3,963**	900	–
Gain on sale of loans	**(331)**	(242)	(319)
Net gains on dispositions of premises and equipment and foreclosed assets	**(66)**	(92)	(57)
Proceeds from sales of loans	**12,532**	11,518	12,615
Origination of loans for sale	**(14,057)**	(10,792)	(12,246)
Increase in bank owned life insurance	**(621)**	(615)	(687)
Stock based compensation expense	**147**	94	60
Changes in:			
Accrued interest receivable and other assets	**(1,178)**	(663)	(590)
Accrued interest payable and other liabilities	**82**	1,583	2,219
Net cash provided by operating activities	**13,554**	12,647	12,925
Cash Flows from Investing Activities:			
Net (increase) decrease in interest bearing time deposits with other banks	**(3,017)**	799	–
Proceeds from maturities, prepayments and calls of securities	**64,092**	49,848	43,349
Proceeds from sales of securities	**17,423**	3,953	247
Purchase of securities	**(166,057)**	(70,814)	(37,757)
Loan origination and payments, net	**(74,512)**	(53,515)	(37,070)
Redemption (purchase) of FHLB and other equity interests	**19**	(513)	(532)
Purchase of premises and equipment	**(5,405)**	(4,984)	(3,602)
Proceeds from the sale of premises and equipment and foreclosed assets	**287**	328	210
Net cash used in investing activities	**(167,170)**	(74,898)	(35,155)
Cash Flows from Financing Activities:			
Net change in:			
Checking, money market and savings accounts	**154,405**	41,133	(12,587)
Certificates of deposit	**1,034**	(13,298)	25,406
Purchase of treasury stock	**(659)**	(6,115)	(3,367)
Proceeds from the sale of treasury stock	**982**	1,074	923
Proceeds from the exercise of stock options	**-**	79	–
Cash dividends paid	**(5,525)**	(5,395)	(5,104)
Proceeds from long-term borrowings	**8,500**	65,000	10,000
Repayments on long-term borrowings	**(4,022)**	(22,250)	(13,000)
Issue of subordinated debentures	**-**	20,000	–
Repayment of subordinated debentures	**-**	(10,000)	–
Net change in short-term borrowings	**3,719**	(2,635)	2,635
Net cash provided by financing activities	**158,434**	67,593	4,906
Net increase (decrease) in cash and cash equivalents	**4,818**	5,342	(17,324)
Cash and cash equivalents at beginning of period	**26,438**	21,096	38,420
Cash and cash equivalents at end of period	**$31,256**	$26,438	$ 21,096
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	**$20,679**	$22,999	$ 20,581
Income taxes	**3,968**	3,360	3,964
Supplemental non cash disclosures:			
Transfers to other real estate owned	**$ 375**	$ 571	$ 249
Sales of securities, proceeds not settled	**-**	7,781	–
Grant of restricted stock awards from treasury stock	**177**	179	198
Adoption of FASB Statement No. 159, transfer of securities available for sale to trading securities	**7,018**	–	–

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2008, 2007 and 2006 (in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Share-holders' Equity
Balance January 1, 2006	$9,234	$ 4,160	$58,439	$(3,031)	$ 1,166	$69,968
Comprehensive income:						
Net income for 2006			9,622			9,622
Other comprehensive income:						
Net change in unrealized gains on available for sale securities, net of taxes of $65					112	112
Total comprehensive income						9,734
Reclassification adjustment for conversion to no par stock	(9,234)	9,234				
Adjustment to initially apply FAS No. 158, net of tax					65	65
Restricted stock award grants (14,654 shares)		(198)		198		
Stock based compensation expense		60				60
Treasury stock:						
Purchase (240,763 shares)				(3,367)		(3,367)
Reissue (66,159 shares)		(6)		929		923
Cash dividends declared ($0.57 per share)			(5,104)			(5,104)
Balance December 31, 2006		13,250	62,957	(5,271)	1,343	72,279
Comprehensive income:						
Net income for 2007			9,134			9,134
Other comprehensive loss:						
Net change in unrealized gains on available for sale securities, net of taxes of ($1,045)					(1,940)	(1,940)
Change in actuarial gain, net of amortization and tax effects for post employment health care plan, net of tax of $39					73	73
Total other comprehensive loss						(1,867)
Total comprehensive income						7,267
Restricted stock award grants (11,929 shares)		(179)		179		
Exercise of 8,750 stock options		(52)		131		79
Stock based compensation expense		94				94
Treasury stock:						
Purchase (406,695 shares)				(6,115)		(6,115)
Reissue (75,613 shares)		(55)		1,129		1,074
Cash dividends declared ($0.62 per share)			(5,395)			(5,395)
Balance December 31, 2007		**13,058**	**66,696**	**(9,947)**	**(524)**	**69,283**
Adjustment to initially apply SFAS No. 159, net of tax (Note 1)			**(516)**		**516**	
Comprehensive loss:						
Net income for 2008			**5,235**			**5,235**
Other comprehensive loss:						
Net change in unrealized losses on available for sale securities, net of taxes of ($3,464)					**(6,434)**	**(6,434)**
Change in actuarial gain, net of amortization and tax effects for post employment health care plan, net of tax of $53					**98**	**98**
Change in fair value of interest rate swap agreement designated as a cash flow hedge, net of tax of ($355)					**(660)**	**(660)**
Total other comprehensive loss						**(6,996)**
Total comprehensive loss						**(1,761)**
Restricted stock award grants (12,433 shares)		**(177)**		**177**		
Stock based compensation expense		**147**				**147**
Treasury stock:						
Purchase (47,469 shares)				**(659)**		**(659)**
Reissue (77,290 shares)		**(115)**		**1,097**		**982**
Cash dividends declared ($0.645 per share)			**(5,525)**			**(5,525)**
Balance December 31, 2008		**$12,913**	**$65,890**	**$(9,332)**	**$(7,004)**	**$62,467**

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Unless otherwise indicated, amounts are in thousands, except per share data.

Business and Organization:

CNB Financial Corporation (the "Corporation"), is headquartered in Clearfield, Pennsylvania, and provides a full range of banking and related services through its wholly owned subsidiary, CNB Bank (the "Bank") which also began doing business as ERIEBANK during 2005 in the Erie, Pennsylvania market area. In addition, the Bank provides trust services, including the administration of trusts and estates, retirement plans, and other employee benefit plans as well as a full range of wealth management services. The Bank serves individual and corporate customers and is subject to competition from other financial institutions and intermediaries with respect to these services. In addition to the Bank, the Corporation also entered the consumer discount loan and finance business in 2005 with its wholly owned subsidiary, Holiday Financial Services Corporation. The Corporation and its subsidiaries are subject to examination by federal and state regulators. The Corporation's market area is primarily concentrated in the central and northwest regions of the state of Pennsylvania.

Basis of Financial Presentation:

The financial statements are consolidated to include the accounts of the Corporation and its subsidiaries, CNB Bank, CNB Securities Corporation, Holiday Financial Services Corporation ("Holiday"), County Reinsurance Company and CNB Insurance Agency. These statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates:

To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, mortgage servicing rights and fair values of financial instruments are particularly subject to change.

Operating Segments:

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Securities:

When purchased, securities are classified as held to maturity, trading or available for sale. Debt securities are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Held to maturity securities are carried at amortized cost. Debt or equity securities are classified as trading when purchased principally for the purpose of selling them in the near term, or when FASB Statement No. 159 has been elected. Trading securities are recorded at fair value with changes in fair value included in earnings in non-interest income. Available for sale securities are those securities not classified as held to maturity or trading and are carried at their fair market value. Unrealized gains and losses, net of deferred tax, on securities classified as available for sale are recorded as other comprehensive income. Management has not classified any debt or equity securities as held to maturity.

The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for the amortization of premiums and the accretion of discounts over the period through contractual maturity or, in the case of mortgage-backed securities and collateralized mortgage obligations, over the estimated life of the security. Such amortization is included in interest income from securities. Gains and losses on securities sold are recorded on the trade date and based on the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk:

Most of the Corporation's business activity is with customers located within the state of Pennsylvania. Therefore, the Corporation's exposure to credit risk is significantly affected by changes in Pennsylvania's economy.

Loans Held for Sale:

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of the mortgage loan sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Allowance for Loan Losses:

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loans which are deemed to be uncollectible are charged against the allowance account. Subsequent recoveries, if any, are credited to the allowance account.

Management determines the adequacy of the allowance based on historical patterns of charge-offs and recoveries, information about specific borrower situations, industry experience, and other qualitative factors relevant to the collectability of the loan portfolio. While management believes that the allowance is adequate to absorb probable loan losses incurred at the balance sheet date, future adjustments may be necessary due to circumstances that differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and accordingly, they are not separately identified for impairment disclosures. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Federal Home Loan Bank (FHLB) Stock:

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as long term investment, impairment is based on ultimate recovery of par value.

As of December 31, 2008, the Corporation holds $4,593 of stock in FHLB. In December 2008, FHLB announced that due largely to a decline in the fair value of a segment of its mortgage-backed securities portfolio, it had suspended payment of dividends on the stock and made a decision to no longer purchase "excess stock" from its members. The Corporation's stock is not transferable and can only be redeemed by FHLB. Further deterioration in the financial condition of FHLB may lead management to a conclusion that the cost of Corporation's stock in FHLB is not recoverable, which would result in a charge to earnings for impairment of the Corporation's holdings of this stock. The amount of such a charge, if any, cannot be estimated at this time.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation. Depreciation of premises and equipment is computed principally by the straight line method. In general, useful lives range from 3 to 39 years with lives for furniture, fixtures and equipment ranging from 3 to 10 years and lives of buildings and building improvements ranging from 15 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over useful lives of the leasehold improvements or the term of the lease, whichever is shorter. Maintenance, repairs and minor renewals are charged to expense as incurred.

Foreclosed Assets:

Assets acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Bank Owned Life Insurance:

The Corporation has purchased life insurance policies on certain key executives. In accordance with EITF 06-05, bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets:

Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of a customer relationship intangible related to Holiday. It was initially measured at fair value and then amortized over its useful life of 5 years.

Long-term Assets:

Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments:

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivatives:

Derivative financial instruments are recognized as assets or liabilities at fair value. The Corporation has an interest rate swap agreement, which is used as part of its asset liability management to help manage interest rate risk. The Corporation does not use derivatives for trading purposes.

At the inception of a derivative contract, the Corporation designates the derivative as one of three types based on the Corporation's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Corporation formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions, at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Corporation discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

Advertising Costs:

Advertising costs are generally expensed as incurred and amounted to $792, $680, and $529, for 2008, 2007 and 2006, respectively.

Mortgage Servicing Rights (MSR's):

Servicing rights are recognized separately when they are acquired through sales of loans. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with mortgage banking income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as mortgage banking income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $290, $285, and $277 for the years ended December 31, 2008, 2007 and 2006. Late fees and ancillary fees related to loan servicing are not material.

Treasury Stock:

The purchase of the Corporation's common stock is recorded at cost. Purchases of the stock are made both in the open market and through negotiated private purchases based on market prices. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a first-in-first-out basis.

Equity

On April 18, 2006, the shareholders of the Corporation voted to increase the aggregate number of authorized shares from 10,000,000 to 50,000,000 as well as approve the change from $1.00 par value to no par stock. The changes had no effect on the dollar amount of total shareholders' equity and resulted in a reclassification between common stock and additional paid in capital.

Stock-Based Compensation:

The Corporation has a stock incentive plan for key employees and independent directors. The Stock Incentive Plan, which is administered by a committee of the Board of Directors, provides for up to 625,000 shares of common stock in the form of qualified options, nonqualified options, stock appreciation rights or restricted stock. For key employees, the plan vesting schedule is one-fourth of granted stock-based awards per year beginning one year after the grant date with 100% vested on the fourth anniversary. For independent directors, the vesting schedule is one-third of granted stock-based awards per year beginning one year after the grant date with 100% vested on the third anniversary.

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("FAS") No. 123 (R), *Share-based Payment*, using the modified prospective transition method. Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method starting in 2006.

Stock Options:

For 2006, the adoption of FAS No. 123 (R) resulted in a reduction of income before income taxes of $18 and a reduction in net income of $12 as a result of stock options. Due to the insignificance of the amount, there was no measurable effect on basic and diluted earnings per share in 2006.

No stock options were granted during the years ended December 31, 2008, 2007 and 2006.

Restricted Stock Awards:

During 2008, 2007 and 2006, the Executive Compensation and Personnel Committee of the Board of Directors granted a total of 12,433, 11,929 and 14,654 shares, respectively, of restricted common stock to certain key employees and all independent directors of the Corporation. Compensation expense for the restricted stock awards is recognized over the requisite service period based on the fair value of the shares at the date of grant on a straight-line basis. Unearned restricted stock awards are recorded as a reduction of shareholders' equity until earned. Compensation expense resulting from these restricted stock awards was $147, $94 and $60 for the years ended December 31, 2008, 2007 and 2006, respectively.

Comprehensive Income:

The Corporation presents comprehensive income as part of the Statement of Changes in Shareholders' Equity. Other comprehensive income (loss) consists of unrealized holding gains (losses) on the available for sale securities portfolio, changes in the unrecognized actuarial gain and transition obligation related to the Corporation's post retirement benefits plan, and changes in the fair value of the Corporation's interest rate swap.

Income Taxes:

The Corporation files a consolidated U. S. income tax return that includes all subsidiaries except County Reinsurance Company which files a separate return. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Corporation adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Corporation's financial statements.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans:

Employee 401(k) and defined contribution retirement expense is the amount of contributions. Deferred compensation and supplemental retirement plan expenses allocate the benefits over years of service.

Earnings Per Share:

Basic earnings per share is determined by dividing net income by the weighted average number of shares outstanding. Restricted stock awards are considered outstanding as they become earned. Diluted earnings per share is determined by dividing net income by the weighted average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options as well as the dilutive effects of restricted stock awards.

Cash and Cash Equivalents:

For purposes of the consolidated statement of cash flows, the Corporation defines cash and cash equivalents as cash and due from banks, interest bearing deposits with other banks, and Federal funds sold. Net cash flows are reported for customer loan and deposit transactions and borrowings with original maturities of 90 days or less.

Restrictions on Cash:

The Bank is required to maintain average reserve balances with the Federal Reserve Bank or in vault cash. The average amount of these non-interest bearing reserve balances for the year ended December 31, 2008 and 2007, was $50, which was maintained in vault cash.

Loss Contingencies:

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments:

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Adoption of New Accounting Standards:

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157*. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active*. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Corporation on January 1, 2008. As of January 1, 2008, the Corporation elected the fair value option for certain investment securities with a carrying value of $7,018, which included a net unrealized loss of $793. As a result of Adopting Statement No. 159, the after tax effect of the net unrealized loss was removed from accumulated other comprehensive income which increased this balance by $516. The offset was recorded as a reduction to retained earnings as a cumulative effect adjustment.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). Previously, SAB 105, *Application of Accounting Principles to Loan Commitments*, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 was effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of adoption was not material.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation's results of operations or financial position.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51" ("FAS 160"), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited and the Corporation's adoption of FAS 160 did not have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133" ("FAS 161"), which amends and expands the disclosure requirements of FAS No. 133 for derivative instruments and hedging activities. FAS 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have a material effect on the Corporation's results of operations or financial position.

2. Earnings Per Share

The computation of basic and diluted EPS is shown below (in thousands, except per share data). For the year ended December 31, 2008, options to purchase 166,125 shares of common stock and for the years ended December 31, 2007 and 2006, options to purchase 110,500 shares of common stock were not considered in computing diluted earnings per common share because they were anti-dilutive. For the years ended December 31, 2008 and 2007, 22,541 and 11,603 average unearned restricted stock awards were not considered in computing diluted earnings per share because they were anti-dilutive.

	Years Ended December 31		
	2008	2007	2006
Basic earnings per share computation:			
Net income	**$5,235**	$9,134	$9,622
Gross weighted-average shares outstanding	**8,570**	8,693	8,960
Less: Average unearned restricted stock	**23**	18	10
Net weighted-average shares outstanding	**8,547**	8,675	8,950
Basic earnings per share	**$0.61**	$1.05	$1.08

	Years Ended December 31		
	2008	2007	2006
Diluted earnings per share computation:			
Net Income	**$5,235**	$9,134	$9,622
Weighted average shares outstanding for basic earnings per share	**8,547**	8,675	8,950
Add: Dilutive effects of assumed exercises of stock options	**19**	23	24
Weighted average shares and potentially dilutive shares	**8,566**	8,698	8,974
Diluted earnings per share	**$ 0.61**	$ 1.05	$ 1.07

3. Securities

Securities available for sale at December 31, 2008 and 2007 were as follows:

	December 31, 2008				December 31, 2007			
	Amortized Cost	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities available for sale:								
U.S. Treasury	**$ 10,059**	**$ 257**	**$ -**	**$ 10,316**	$ 10,955	$ 125	$ –	$ 11,080
U.S. Government sponsored entities	**40,779**	**486**	**(1)**	**41,264**	26,261	112	(28)	26,345
Obligations of States and Political Subdivisions	**54,467**	**667**	**(719)**	**54,415**	27,300	664	(46)	27,918
Mortgage-backed	**109,530**	**580**	**(4,830)**	**105,280**	55,924	266	(326)	55,864
Corporate notes and bonds	**30,908**	**68**	**(6,597)**	**24,379**	33,889	215	(1,208)	32,896
Other securities	**1,670**	**-**	**(35)**	**1,635**	9,480	69	(860)	8,689
Total securities available for sale	**$247,413**	**$2,058**	**$(12,182)**	**$237,289**	$163,809	$1,451	$(2,468)	$162,792

At year end 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government sponsored entities, in an amount greater than 10% of shareholders' equity.

At December 31, 2008, securities accounted for under the fair value option of FASB Statement No. 159 and as a result are classified as trading consisted of $31 of floating rate preferred stock of the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, and $861 of corporate equity securities.

Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2008	**Less than 12 Months**		**12 Months or More**		**Total**	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
U.S. Treasury	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
U.S. Gov't Sponsored Entities	**468**	**(1)**	**-**	**-**	**468**	**(1)**
States & Political Subdivisions	**18,217**	**(599)**	**3,894**	**(120)**	**22,111**	**(719)**
Mortgage-Backed	**35,996**	**(1,755)**	**10,134**	**(3,075)**	**46,130**	**(4,830)**
Corporate Notes and Bonds	**3,410**	**(636)**	**17,685**	**(5,961)**	**21,095**	**(6,597)**
Other Securities	**1,134**	**(35)**	**-**	**-**	**1,134**	**(35)**
	$59,225	**$(3,026)**	**$31,713**	**$(9,156)**	**$90,938**	**$(12,182)**

2007	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury	$ –	$ –	$ –	$ –	$ –	$ –
U.S. Gov't Sponsored Entities	1,005	(1)	4,468	(27)	5,473	(28)
States & Political Subdivisions	4,906	(36)	1,047	(10)	5,953	(46)
Mortgage-Backed	7,780	(186)	13,217	(140)	20,997	(326)
Corporate Notes and Bonds	15,934	(742)	8,452	(466)	24,386	(1,208)
Other Securities	2,275	(545)	1,024	(315)	3,299	(860)
	$31,900	$(1,510)	$28,208	$(958)	$60,108	$(2,468)

The Corporation evaluates securities for other-than-temporary impairment on a quarterly basis, or more frequently when economic or market conditions warrant such an evaluation. Consideration is given to the length of time and the extent to which fair value has been less than cost, the financial condition and near term prospects of the issuer, and the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and results of reviews of the issuer's financial condition.

At December 31, 2008, approximately 33% of the total unrealized losses relate to structured trust preferred securities, primarily from issuers in the financial services industry. At December 31, 2008, the pooled trust preferred securities did not trade in an active, open market with readily observable prices and therefore were classified within Level 3 of the valuation hierarchy. The fair value of these securities have been calculated using a discounted cash flow model and market liquidity premium as permitted by FSP 157-3. With the current market conditions, the assumptions used to determine the fair value of Level 3 securities has greater subjectivity due to the lack of observable market transactions. The fair value of these securities have declined due to the fact that subsequent offerings of similar securities pay a higher market rate of return. This higher rate of return reflects the increased credit and liquidity risks in the marketplace. There is no indication of any significant deterioration of the creditworthiness of the underlying entities of the various trust preferred pools. Except as described below, based on management's evaluation of the pooled trust preferred securities, the present value of the projected cash flows is sufficient for full re-payment of the amortized cost of the securities and, therefore it is believed the decline in fair value is temporary due to current market conditions. However, without recovery of these securities, other-than-temporary impairments may occur in future periods.

The remainder of the unrealized losses is attributable to changes in interest rates, and the Corporation has both the intent and ability to hold the debt securities for the foreseeable future. As a result, except as described below, management does not believe any of the individual unrealized losses on debt securities represents an other-than-temporary impairment.

The Corporation holds a subordinated corporate bond issued by Lehman Brothers Holdings ("Lehman"). On September 15, 2008, Lehman declared bankruptcy resulting in a significant decline in the market value of the Lehman bond below cost. Management of the Corporation has deemed the decline to be other-than-temporary and, accordingly, recognized a charge to earnings for the full amortized cost basis of the security of $1,963 or $1,276, net of tax. In addition, the Corporation holds a pooled trust preferred security issued by US Capital Funding VI, and management has deemed the decline in fair value of this security to be other-than-temporary. As a result, a charge to earnings for the full amortized cost basis of $2,000, or $1,300, net of tax was recognized.

The Corporation's other securities include floating rate preferred stock issued by Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC). For the year ended December 31, 2007, the Corporation recognized a $900 pre-tax charge for other-than-temporary decline in fair value of its FNMA securities since management did not believe that the securities would recover in value within a reasonable amount of time as a result of additional preferred stock that FNMA introduced to the capital markets in the fourth quarter of 2007. This security is being carried at fair value under FASB Statement No. 159 effective January 1, 2008.

On December 31, 2008 and 2007, securities carried at $113,847 and $121,822, respectively, were pledged to secure public deposits and for other purposes as provided by law.

The following is a schedule of the contractual maturity of securities available-for-sale, excluding equity securities, at December 31, 2008:

	Available for Sale Fair Value
1 year or less	$ 17,791
1 year-5 years	44,062
5 years-10 years	31,971
After 10 years	36,550
	130,374
Mortgage-backed securities	105,280
Total debt securities	$235,654

Mortgage-backed securities are not due at a single date; periodic payments are received based on the payment patterns of the underlying collateral.

Information pertaining to security transactions is as follows:

	Proceeds	Gross Gains	Gross Losses
2008	**$ 6,495**	**$135**	**$ 18**
2007	$11,734	$538	$ 37
2006	$ 247	$343	$ 5

The tax provision related to these net realized gains was $41, $175, and $118, respectively.

During 2008, the Corporation sold securities carried at fair value under FASB Statement No. 159. Proceeds were $3,147 resulting in gross losses of $602.

2007 proceeds from sale includes a $7,781 receivable from brokers for securities sold on December 28, 2007 that settled on January 3, 2008. Net gains related to this transaction was $259.

During the first quarter of 2006, the issuer of a financial institution equity security held in the Corporation's available-for-sale portfolio was acquired by another financial institution. As a result of the acquisition, the Corporation received 1.994 shares of the acquiring entity's stock in exchange for each share of the equity security that it held. Following current accounting guidance in FAS No. 153, *Exchanges of Nonmonetary Assets*, the Corporation recorded a $341 realized gain as a result of the difference between its basis in the equity security it held and the fair market value of the shares it received at the date of the exchange.

4. Loans

Total Loans at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Commercial, Industrial and Agricultural	**$228,000**	$218,839
Residential Mortgage	**210,080**	176,470
Commercial Mortgage	**179,420**	160,585
Consumer and Other	**58,652**	47,647
	$676,152	$603,541

At December 31, 2008 and 2007, net unamortized loan costs and fees of $(605) and $(177) respectively, have been included in the carrying value of loans.

The Bank's outstanding loans and related unfunded commitments are primarily concentrated within Central and Western Pennsylvania. The Bank attempts to limit concentrations within specific industries by utilizing dollar limitations to single industries or customers, and by entering into participation agreements with third parties. Collateral requirements are established based on management's assessment of the customer.

Deposit accounts that have overdrawn their current balance, known as overdrafts, are reclassified to loans. Overdrafts included in year-end loans are $859 in 2008 and $1,188 in 2007.

Impaired loans were as follows:

	2008	2007
Year-end loans with no allocated allowance for loan losses	**$ -**	$ –
Year-end loans with allocated allowance for loan losses	**4,850**	3,434
Total	**$4,850**	$3,434
Amount of the allowance for loan losses allocated	**$1,628**	$ 985

	2008	2007	2006
Average impaired loans outstanding during the year	**$5,086**	$3,680	$2,617

Interest income recognized during impairment and cash basis interest income recognized was not material in any year presented.

Nonaccrual loans and loans past 90 days still on accrual were as follows:

	2008	2007
Loans past due over 90 days still on accrual	**$ 533**	$ 395
Nonaccrual loans	**$3,046**	$1,979

Nonaccrual loans and loans past 90 days still on accrual include impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

5. Allowance for Loan Losses

Transactions in the Allowance for Loan Losses for the three years ended December 31 were as follows:

	2008	2007	2006
Balance, Beginning of Year	**$6,773**	$6,086	$5,603
Charge-offs	**(2,044)**	(1,010)	(1,091)
Recoveries	**203**	185	203
Net Charge-offs	**(1,841)**	(825)	(888)
Provision for Loan Losses	**3,787**	1,512	1,371
Balance, End of Year	**$8,719**	$ 6,773	$6,086

6. Secondary Mortgage Market Activities

The following summarizes secondary market mortgage activities for each year:

	2008	2007	2006
Activity during the year:			
Loans originated for resale,			
Net of principal pay downs	**$13,473**	$ 8,066	$10,047
Proceeds from sales of loans held for sale	**12,532**	9,115	10,222
Net gains on sales of loans held for sale	**331**	242	319
Loan servicing fees	**290**	285	277
Total loans serviced for others	**$80,014**	$77,201	$75,982

Activity for capitalized mortgage servicing rights was as follows:

	2008	2007	2006
Servicing rights:			
Beginning of year	**$457**	$446	$373
Additions	**269**	191	263
Amortized to expense	**(174)**	(180)	(190)
End of year	**$552**	$457	$446

No valuation allowance is deemed necessary as of December 31, 2008, 2007 or 2006.

7. Premises and Equipment

The following summarizes Premises and Equipment at December 31:

	2008	2007
Land	**$ 3,927**	$ 3,120
Premises and Leasehold Improvements	**21,187**	18,317
Furniture and Equipment	**15,327**	12,900
Construction In Progress	**106**	895
	40,547	35,232
Less: Accumulated Depreciation	**16,969**	15,452
Premises and Equipment, Net	**$23,578**	$19,780

Depreciation on Premises and Equipment amounted to $1,607 in 2008, $1,441 in 2007, and $1,277 in 2006.

The Corporation is committed under twelve noncancelable operating leases for facilities with initial or remaining terms in excess of one year. The minimum annual rental commitments under these leases at December 31, 2008 are as follows:

2009	$ 308
2010	263
2011	245
2012	210
2013	147
Thereafter	1,645
	$2,818

Rental expense, net of rental income, charged to occupancy expense for 2008, 2007, and 2006, was $345, $247, and $242, respectively.

8. Foreclosed Assets

Foreclosed real estate is reported net of a valuation allowance. Activity was as follows:

	2008	2007	2006
Beginning of year	**$ 516**	$ 181	$ 85
Additions	**375**	571	249
Sales	**(220)**	(236)	(153)
End of year	**$ 671**	$ 516	$ 181

Expenses related to foreclosed assets include:

	2008	2007	2006
Net loss (gain) on sale	**$(66)**	$ (74)	$ (57)
Operating expenses, net of rental income	**90**	155	96
	$ 24	$ 81	$ 39

9. Goodwill and Intangible Assets

The change in the carrying amount of goodwill for the year is as follows:

	2008	2007
Beginning of year	**$10,821**	$10,821
Acquired during the period	**–**	–
End of year	**$10,821**	$10,821

Acquired Intangible Assets

Acquired intangible assets were as follows at year end:

	2008	2007	2006
Amortized intangibles	**$3,652**	$3,652	$3,652
Intangible assets acquired during year	**-**	–	–
Accumulated amortization	**(3,467)**	(3,367)	(3,267)
Net	**$ 185**	$ 285	$ 385
Aggregate amortization expense	**$ 100**	$ 100	$ 415

In November of 2005, the Corporation acquired the assets of a consumer discount and finance company which the Corporation operates as Holiday Financial Services Corporation. The purchase price was $2,408 for the performing loans and customers of the business. The purchase resulted in the Corporation recording a $500 customer relationship intangible which is being amortized on the straight line method over five years.

Estimated amortization expense for each of the next two years:

2009	$100
2010	$ 85

10. Deposits

The following table reflects time certificates of deposit accounts included in total deposits and their remaining maturities at December 31:

Time Deposits Maturing:	**2008**
2008	**$ 79,255**
2009	**37,286**
2010	**168,755**
2011	**28,626**
2012	**25,054**
Thereafter	**4,667**
	$343,643

Certificates of deposit of $100 thousand or more totaled $110,849 and $109,798 at December 31, 2008 and 2007, respectively.

11. Borrowings

Borrowings include $719 and $2,000 of demand notes payable to the U.S. Treasury Department at December 31, 2008 and 2007, respectively. These notes are issued under the U.S. Treasury Department's program of investing the treasury tax and loan account balances in interest bearing demand notes insured by depository institutions. These notes bear interest at a rate of .25 percent less than the average Federal funds rate as computed by the Federal Reserve Bank.

The Corporation has available one $5 million line of credit with an unaffiliated institution, with a floating rate of 30 day LIBOR plus 180 basis points (3.24% at December 31, 2008). The outstanding balance on the line was $5,000 at December 31, 2008 and $0 at December 31, 2007.

FHLB Borrowings:

At year end 2008, the Bank had remaining borrowing capacity with the Federal Home Loan Bank (FHLB) of $170 million. Borrowings with the FHLB are secured by a blanket pledge of selected securities in the amount of $70,389 and certain loans with a balance of $218,606. Borrowings from the FHLB at December 31, 2008 and 2007 are as follows:

Interest Rate	Maturity	December 31, **2008**	2007
(a)	05/05/08	$ –	$ 4,000
(b)	05/04/09	4,500	4,500
(c)	05/03/10	4,500	4,500
(d)	01/24/12	20,000	20,000
(e)	03/22/12	10,000	10,000
(f)	06/01/17	10,000	10,000
(g)	08/07/17	5,000	5,000
(h)	08/07/17	5,000	5,000
(i)	08/07/17	10,000	10,000
(j)	10/10/17	10,000	10,000
(k)	07/07/23	700	–
(l)	09/05/23	2,778	–
Total FHLB Borrowings		$82,478	$83,000

(a), (b), (c), (e), (k) - Fixed rate borrowings at interest rates of 4.14%, 4.35%, 4.43%, 5.63% and 4.72%, respectively.

(d) - Interest rate was fixed for two years after which FHLB converted to a floating interest rate based on the 3 month LIBOR + 0.18% if the 3 month LIBOR is equal to or greater than 8.0%. The interest rate was 4.52% as of December 31, 2008 and 2007.

(f) - Interest rate is fixed at 4.60% until June 2009 after which time FHLB has the option to convert to a floating interest rate based on the 3 month LIBOR + 0.16%.

(g) - Interest rate was fixed at 4.02% until February 2008 after which time FHLB has the option to convert to a floating interest rate based on the 3 month LIBOR + 0.11%. The interest rate was 4.02% as of December 31, 2008.

(h) - Interest rate was fixed at 4.10% until August 2008 after which time FHLB has the option to convert to a floating interest rate based on the 3 month LIBOR + 0.11%. The interest rate was 4.10% as of December 31, 2008.

(i) - Interest rate is fixed at 4.47% until August 2010 after which time FHLB has the option to convert to a floating interest rate based on the 3 month LIBOR + 0.11%.

(j) - Interest rate is fixed at 3.97% until October 2009 after which time FHLB has the option to convert to a floating interest rate based on the 3 month LIBOR + 0.10%.

(l) - Fixed rate borrowing at an interest rate of 4.31%, with monthly principal and interest payments and a balloon payment due at maturity.

The terms of the borrowings (a) through (k) are interest only payments with principal due at maturity.

Other Borrowings:

On March 20, 2007, the Bank entered into a borrowing transaction with an unaffiliated institution. The proceeds of this borrowing were $10,000 and as part of the transaction the Bank pledged certain securities which had a carrying amount of $13,086 at December 31, 2008. The borrowing has a maturity date of March 20, 2017 and a variable interest rate of 3 month LIBOR minus 1.0% through March 20, 2008, at which time the interest rate became fixed as defined until March 2009. The borrowing is callable by the issuer at the end of each quarter until maturity. The interest rate at December 31, 2008 was 4.50%. In March 2009, the interest rate increases to 4.65% until March 2010 when it increases to 5.25% through the term of the borrowing.

In August 2008, Holiday entered into an unsecured line of credit facility with an unaffiliated institution having a maximum borrowing capacity of $15,000. Each separate borrowing under the facility bears interest at a floating rate determined at the time of the borrowing, as defined in the agreement, and matures in August 2009. As of December 31, 2008, Holiday had three separate borrowings of $2,500 outstanding under the agreement at an interest rate of 5.08% until April 2009 and one borrowing of $2,500 at an interest rate of 2.29% until January 2009. As of December 31, 2007, Holiday had two separate borrowings of $2,500 outstanding under a prior agreement with the same unaffiliated institution at interest rates of 6.14% and 5.72%.

Subordinated Debentures:

In 2007, the Corporation issued two $10,000 floating rate trust preferred securities as part of a pooled offering of such securities. The interest rate on each offering is determined quarterly and floats based on the 3 month LIBOR plus 1.55% and was 3.55% and 6.54% at December 31, 2008 and 2007, respectively. The Corporation issued subordinated debentures to the trusts in exchange for the proceeds of the offerings, which debentures represent the sole assets of the trusts. The subordinated debentures must be redeemed no later than 2037. The Corporation may redeem the debentures, in whole or in part, at face value after June 15, 2012 for the first offering and September 15, 2012 for the second offering.

Under FASB Interpretation No. 46, as revised in December 2003, the trusts are not consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trusts as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trusts, as these are not eliminated in consolidation.

Maturity Schedule of All Borrowed Funds

Following are maturities of all borrowed funds as of December 31, 2008:

2009	$ 20,310
2010	4,595
2011	99
2012	30,104
2013	108
Thereafter	73,601
Total Borrowed Funds	$128,817

12. Interest Rate Swap

During the third quarter of 2008, the Corporation entered into an interest rate swap agreement with a five year term as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swap does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the interest rate swap agreement.

The interest rate swap has a notional amount of $10 million as of December 31, 2008 and was designated as a cash flow hedge of certain subordinated debentures. The interest rate swap was determined to be fully effective throughout 2008. As such, no amount of ineffectiveness has been included in consolidated net income. Therefore, the aggregate fair value of the swap is recorded in other liabilities with changes in fair value recorded in other comprehensive income (loss). The amount included in accumulated other comprehensive income (loss) would be reclassified to current earnings should the hedge no longer be considered effective. The Corporation expects the hedge to remain fully effective during the remaining term of the swap.

At December 31, 2008, the interest rate swap's fair value of $1,015 was included in other liabilities. At December 31, 2008, the variable rate on the subordinated debt was 3.55% (3 month LIBOR plus 155 basis points) and the Corporation was paying 5.84% (4.29% fixed rate plus 155 basis points).

Interest expense recorded on this swap transaction totaled $47 during 2008 and is reported as a component of interest expense on subordinated debentures. At December 31, 2008, the Corporation expected $229 of the unrealized loss to be reclassified as an increase to interest expense during 2009.

13. Income Taxes

The following is a summary of income tax expense:

	2008	2007	2006
Current	**$2,586**	$3,553	$3,500
Deferred	**(1,319)**	(272)	(150)
Income tax expense	**$1,267**	$3,281	$3,350

The components of the net deferred tax asset as of December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets		
Unrealized loss on securities available for sale	**$3,543**	$ 356
Allowance for loan losses	**3,052**	2,371
Deferred compensation	**1,123**	948
Impaired security valuation	**2,058**	889
Post-retirement benefits	**348**	364
Unrealized loss on interest rate swap	**355**	–
Merger costs	**6**	14
Deferred loan fees/costs	**120**	20
Other	**216**	9
	10,821	4,971
Deferred tax liabilities		
Premises and equipment	**985**	443
Intangibles - section 197	**1,639**	1,253
Prepaid expenses	**135**	163
Intangibles - mortgage servicing rights	**193**	160
Other	**21**	189
	2,973	2,208
Net deferred tax asset	**$7,848**	$2,763

The Corporation determined that it was not required to establish a valuation allowance for deferred tax assets since management believes that the deferred tax assets are likely to be realized through a carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

The reconciliation of income tax attributable to pre-tax income at the Federal statutory tax rates to income tax expense is as follows:

	2008	**%**	2007	%	2006	%
Tax at statutory rate	**$2,276**	**35.0**	$4,345	35.0	$4,540	35.0
Tax exempt income, net	**(766)**	**(11.8)**	(715)	(5.8)	(778)	(6.0)
Bank owned life insurance	**(218)**	**(3.4)**	(215)	(1.7)	(241)	(1.9)
Other	**(25)**	**(0.3)**	(134)	(1.1)	(171)	(1.3)
Income tax expense	**$1,267**	**19.5**	$3,281	26.4	$3,350	25.8

At December 31, 2008 and 2007, the Corporation has no unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The Corporation recognizes interest and/or penalties related to income tax matters as part of income tax expense. At December 31, 2008 and 2007, there were no amounts accrued for interest and/or penalties.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Pennsylvania. The Corporation is no longer subject to examination by taxing authorities for years before 2005. Tax years 2005 through 2007 remain open to examination. The Corporation's 2006 federal tax return is presently under examination. Management does not anticipate that the federal examination will result in an unfavorable material change to its financial position.

14. Employee Benefit Plans

The Corporation provided a defined contribution retirement plan that covered all active officers and employees twenty-one years of age or older, employed by the Corporation for one year. Contributions to the plan for 2007 and 2006, based on compensation as defined, are 6 percent of total compensation plus 5.7 percent of the compensation in excess of $94. The Corporation recognized expense of $460 in 2007 and $422 in 2006. This plan was frozen in 2008.

In addition, the Corporation sponsors a contributory defined contribution Section 401(k) plan in which substantially all employees participate. The plan permits employees to make pre-tax contributions which are matched by the Corporation at 100% for every 1%

contributed up to three percent then 50% for every 1% contributed up to four percent in total of the employee's compensation. The Corporation's contributions were $314, $273, and $242 in 2008, 2007, and 2006, respectively. In 2008, the Corporation added a profit sharing component to this plan. Profit sharing contributions, based on current year compensation, are 6 percent of total compensation plus 5.7 percent of the compensation in excess of $98. The Corporation recognized profit sharing expense of $595 in 2008.

During 2003, the Corporation adopted a non-qualified supplemental executive retirement plan ("SERP") for certain executives to compensate those executive participants in the Corporation's retirement plan whose benefits are limited by compensation limitations under current tax law. The SERP is considered an unfunded plan for tax and ERISA purposes and all obligations arising under the SERP are payable from the general assets of the Corporation. At December 31, 2008 and 2007, obligations of $2,196 and $1,585, respectively, were included in other liabilities for this plan. Expenses related to this plan were $655 in 2008, $229 in 2007, and $192 in 2006.

During 2003, the Corporation established a Survivor Benefit Plan for the benefit of outside directors. The purpose of the plan is to provide life insurance benefits to beneficiaries of the Corporation's directors who at the time of their death are participants in the plan. The plan is considered an unfunded plan for tax and ERISA purposes and all obligations arising under the plan are payable from the general assets of the Corporation. At December 31, 2008 and 2007, obligations of $538 and $491, respectively, were included in other liabilities for this plan. Expenses related to this plan were $47 in 2008, $45 in 2007, and $118 in 2006.

The Corporation has an unfunded post retirement benefits plan which provides certain health care benefits for retired employees who have reached the age of 60 and retired with 30 years of service. Benefits are provided for these retired employees and their qualifying dependents from the age of 60 through the age of 65. The Corporation uses a December 31 measurement date for this plan.

The following table sets forth the change in the benefit obligation and funded status of the plan:

December 31	**2008**	2007	2006
Benefit obligation at beginning of year	**$ 551**	$ 607	$ 599
Interest cost	**34**	36	35
Service cost	**31**	34	33
Actual claim expense	**(8)**	(17)	(27)
Actuarial (gain)/loss	**(152)**	(109)	(33)
Benefit obligation at end of year	**$ 456**	$ 551	$ 607

Amounts recognized in accumulated other comprehensive income at December 31 consist of:

	2008	2007
Net actuarial gain/(loss)	**$ 400**	$ 256
Transition obligation	**(37)**	(44)
	363	212
Tax effect	**(127)**	(74)
	$ 236	$ 138

The accumulated benefit obligation was $456 and $551 at December 31, 2008 and 2007, respectively.

The following table sets forth the components of net periodic benefit cost and other amounts recognized in other comprehensive income:

	2008	2007	2006
Service cost	**$ 31**	$ 34	$33
Interest cost	**34**	36	35
Net amortization of transition obligation and actuarial gain	**(1)**	3	5
Net periodic benefit cost	**64**	73	73
Net (gain) loss	**(152)**	(109)	–
Amortization of gain	**8**	4	–
Amortization of transition obligation	**(7)**	(7)	–
Total recognized in other comprehensive income	**(151)**	(112)	–
Total recognized in net periodic benefit cost and other comprehensive income	**$(87)**	$(39)	$73

The estimated net gain and transition obligation that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ($14) and $7, respectively.

The weighted average discount rate used to calculate net periodic benefit cost was 6.25% in 2008 and 6.0% in 2007 and 2006. The weighted average rate used to calculate accrued benefit obligations was 5.75% in 2008, 6.25% in 2007, and 6.0% in 2006. The health care cost trend rate used to measure the expected costs of benefits for 2009 is 6.0% and is 5.0% for 2010 and thereafter. A one percent increase in the health care trend rates would result in an increase of $64 in the benefit obligation as of December 31, 2008, and would increase the service and interest costs by $10 in future periods. A similar one percent decrease in health care trend rates would result in a decrease of $54 and $8 in the benefit obligation and service and interest costs, respectively, at December 31, 2008.

15. Deferred Compensation Plans

Deferred compensation plans cover all directors and certain officers. Under the plans, the Corporation pays each participant, or their beneficiary, the amount of fees or compensation deferred plus gains or net of losses over a maximum period of 10 years, beginning with the individual's termination of service. A liability is accrued for the obligation under these plans. A summary of changes in the deferred compensation plan liability follows:

	2008	2007	2006
Balance, January 1	**$986**	$975	$941
Deferrals, dividends, and changes in fair value recorded as an expense (benefit)	**(44)**	59	82
Deferred compensation payments	**(48)**	(48)	(48)
Balance, December 31	**$894**	$986	$975

16. Stock-Based Compensation

Stock Options:

A summary of the status of the stock options, adjusted retroactively for the effects of stock splits, is presented below:

	Stock Options	Weighted-average Exercise Price
Outstanding, at January 1, 2008	**258,668**	**$13.28**
Granted	**-**	**-**
Exercised	**-**	**-**
Forfeited	**-**	**-**
Outstanding, at December 31, 2008	**258,668**	**$13.28**
Options exercisable at year-end	**258,668**	
Fair value of options granted during the year	**-**	
Number of authorized stock-based awards available for grant	**251,972**	

Options outstanding at year-end 2008 were as follows:

	Outstanding		**Exercisable**	
Range of Exercise Prices	**Number**	**Weighted Average Remaining Contractual Life**	**Number**	**Weighted Average Exercise Price**
$ 7.40 - 9.50	**73,519**	**2.5 years**	**73,519**	**$ 8.49**
11.30 - 13.30	**74,649**	**3.2 years**	**74,649**	**12.79**
16.04 - 17.54	**110,500**	**5.5 years**	**110,500**	**16.80**
	258,668		**258,668**	

The aggregate intrinsic value of all options outstanding and exercisable at December 31, 2008 was $198,435 and $428,649 at December 31, 2007.

Additional information related to the stock option plan follows:

	2008	2007	2006
Intrinsic value of options exercised	**-**	$41	–
Cash received from option exercises	**-**	79	–

As of December 31, 2008, there was no unrecognized compensation cost related to nonvested stock options granted under the Plan.

Restricted Stock Awards:

A summary of changes in nonvested restricted stock awards follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	22,688	$14.12
Granted	12,433	13.91
Vested	(7,924)	14.08
Forfeited	–	–
Nonvested at December 31, 2008	27,197	$14.03

As of December 31, 2008 and 2007, there was $264 and $238, respectively, of total unrecognized compensation cost related to nonvested shares granted under the Plan. The fair value of shares vesting during 2008 and 2007 was $112 and $56, respectively. No shares vested prior to 2007. Compensation expense for restricted stock awards was $147 in 2008, $94 in 2007, and $42 in 2006.

17. Related Party Transactions

The Bank has transactions, including loans, with its officers, directors and their affiliated companies. The aggregate of such loans totaled $18,425 on December 31, 2008 compared to $8,929 at December 31, 2007. During 2008, $4,928 of new loans were made, $7,227 was added due to a change in the composition of related parties and repayments totaled $2,659.

Deposits from principal officers, directors and their affiliates at year-end 2008 and 2007 were $3,492 and $3,410.

18. Capital Requirements and Restrictions on Retained Earnings

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2008, the Corporation and Bank meet all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2008 and 2007, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no events or conditions since this notification that management believes have changed the Bank's category.

Actual and required capital amounts and ratios are presented below at year-end:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2008						
Total Capital to risk weighted assets						
Consolidated	$ 87,590	12.00%	$58,405	8.0%	NA	
Bank	$ 77,326	11.06%	$55,916	8.0%	$69,895	10.0%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	$ 78,872	10.80%	$29,202	4.0%	NA	
Bank	$69,555	9.95%	$ 27,958	4.0%	$41,937	6.0%
Tier 1 (Core) Capital to average assets						
Consolidated	$ 78,872	8.40%	$ 37,540	4.0%	NA	
Bank	$69,555	7.15%	$38,899	4.0%	$48,624	5.0%

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total Capital to risk weighted assets						
Consolidated	$85,342	12.91%	$52,884	8.0%	NA	
Bank	$65,405	10.22%	$51,193	8.0%	$63,991	10.0%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	$78,569	11.89%	$26,432	4.0%	NA	
Bank	$59,021	9.22%	$25,596	4.0%	$38,394	6.0%
Tier 1 (Core) Capital to average assets						
Consolidated	$78,569	9.74%	$32,267	4.0%	NA	
Bank	$59,021	7.20%	$32,719	4.0%	$40,989	5.0%

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. At December 31, 2008, approximately $7.4 million of accumulated net earnings of the Bank, included in the consolidated stockholders' equity, was available for distribution to the Corporation as dividends without prior regulatory approval, subject to regulatory capital requirements above.

19. Off Balance Sheet Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off balance sheet risk was as follows at year end:

	2008		2007	
	Fixed Rate	**Variable Rate**	Fixed Rate	Variable Rate
Commitments to make loans	**$19,631**	**$139,820**	$13,975	$113,136
Unused lines of credit	**-**	**45,690**	–	41,886
Standby letters of credit	**-**	**11,260**	–	11,067

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments at December 31, 2008 have interest rates ranging from 3.57% to 16.00% and maturities ranging from 3 months to 20 years. The fixed rate loan commitments at December 31, 2007 have interest rates ranging from 4.20% to 16.00% and maturities ranging from 3 months to 20 years.

20. Fair Value

Statement No. 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities and securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Trust Preferred Securities which are issued by financial institutions and insurance companies and grouped with mortgage backed securities and corporate notes and bonds were historically priced using Level 2 inputs. The decline in the level of observable inputs and market activity in this class of investments by the measurement date has been significant and resulted in unreliable external pricing. Broker pricing and bid/ask spreads, when available, vary widely. The once active market has become comparatively inactive. As such, these investments are now priced using Level 3 inputs.

The Corporation engaged a third party consultant who has developed an internal model for pricing these securities. Information such as historical and current performance of the underlying collateral, deferral/default rates, collateral coverage ratios, break in yield calculations, cash flow projections, liquidity and credit premiums required by a market participant, and financial trend analysis with respect to the individual issuing financial institutions and insurance companies are utilized in determining individual security valuations. Due to current market conditions as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

Our derivative instrument is an interest rate swap that trades in liquid markets. As such, significant fair value inputs can generally be verified and do not typically involve significant management judgments (Level 2 inputs).

The fair value of impaired loans is determined using the fair value of collateral for collateral dependent loans and the estimated present value of future cash flows for non-collateral dependent loans. The Corporation uses appraisals prepared by valuation specialists and other available data such as comparable sales and industry data to estimate the fair value of collateral and present value of future cash flows (Level 2 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Securities available for sale	$27,007	$202,885	$7,397
Trading securities	892		
Liabilities			
Interest rate swap		(1,015)	

The table below presents a reconciliation and income statement classification of gains and losses for all securities available for sale measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Beginning balance, January 1, 2008	$1,526
Total gains or losses (realized/unrealized)	
Included in earnings	(2,000)
Included in other comprehensive loss	(2,770)
Purchases, issuances, and settlements	3,494
Transfers in and/or out of Level 3	7,147
Ending balance, December 31, 2008	$7,397

The unrealized loss reported in earnings for the year ended December 31, 2008 for Level 3 assets that are still held at December 31, 2008 relates to a pooled trust preferred security deemed to be other-than-temporarily impaired (Note 3).

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans			$3,222

Loans held for sale and mortgage servicing rights are carried at the lower of cost or fair value. There was no valuation allowance for loans held for sale or mortgage servicing rights as of December 31, 2008, and no charges included in earnings were reported for the year then ended.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $4,850, with a valuation allowance of $1,628, resulting in an additional provision-for loan losses of $1,292 for 2008.

Fair Value of Financial Instruments

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, other borrowings, and variable rate loans, deposits or borrowings that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. It is not practical to determine the fair value of FHLB stock and other equity interests due to restrictions placed on the transferability of these instruments. The fair value of off balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off balance sheet items is not material.

While these estimates of fair value are based on management's judgment of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets had been disposed of or the liabilities settled at that date, since market values may differ depending on various circumstances. The estimated fair values would also not apply to subsequent dates.

In addition, other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the disclosures. Also, non-financial instruments typically not recognized on the balance sheet may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposits, the earnings potential of trust accounts, the trained workforce, customer goodwill and similar items.

	December 31, 2008		December 31, 2007	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
ASSETS				
Cash and cash equivalents	**$ 31,256**	**$ 31,256**	$ 26,438	$ 26,438
Interest bearing time deposits with other banks	**6,515**	**6,515**	3,498	3,498
Securities available for sale	**237,289**	**237,289**	162,792	162,792
Trading securities	**892**	**892**	–	–
Loans held for sale	**3,332**	**3,332**	1,745	1,782
Net loans	**662,837**	**682,741**	592,915	619,065
FHLB and other equity interests	**5,815**	**N/A**	5,834	N/A
Accrued interest receivable	**4,470**	**4,470**	4,349	4,349
LIABILITIES				
Deposits	**$(814,596)**	**$(816,456)**	$(659,157)	$(630,531)
Borrowings	**(128,817)**	**(135,760)**	(120,620)	(123,636)
Interest rate swap	**(1,015)**	**(1,015)**	–	–
Accrued interest payable	**(2,107)**	**(2,107)**	(2,218)	(2,218)

21. Parent Company Only Financial Information

CONDENSED BALANCE SHEETS	**December 31,**	
	2008	2007
ASSETS		
Cash	**$ 1,003**	$ 2,351
Trading securities	**100**	–
Investment in bank subsidiary	**66,972**	62,448
Investment in non-bank subsidiaries	**21,106**	23,936
Deferred tax asset	**320**	–
Other assets	**1,262**	1,343
TOTAL ASSETS	**$90,763**	$90,078
LIABILITIES		
Deferred tax liability	**$ –**	$ 31
Other borrowings	**6,500**	–
Subordinated debentures	**20,620**	20,620
Other liabilities	**1,176**	144
TOTAL LIABILITIES	**28,296**	20,795
TOTAL SHAREHOLDERS' EQUITY	**62,467**	69,283
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$90,763**	$90,078

CONDENSED STATEMENTS OF INCOME	**Year ended December 31,**		
	2008	2007	2006
INCOME			
Dividends from:			
Bank subsidiary	**$1,027**	$6,229	$5,495
Non bank subsidiaries	**1,800**	–	811
Other	**127**	172	82
TOTAL INCOME	**2,954**	6,401	6,388
EXPENSES	**(1,391)**	(1,622)	(1,141)
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES	**1,563**	4,779	5,247
Income tax benefit	**438**	493	360
Equity in undistributed net income of bank subsidiary	**5,719**	2,865	3,803
Equity in undistributed net income (loss) of non-bank subsidiaries	**(2,485)**	997	212
NET INCOME	**$5,235**	$9,134	$9,622

CONDENSED STATEMENTS OF CASH FLOWS	**Year ended December 31,**		
Cash flows from operating activities:	**2008**	2007	2006
Net income	**$5,235**	$9,134	$9,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of bank subsidiary	**(5,719)**	(2,865)	(3,803)
Equity in undistributed net income (loss) of non-bank subsidiaries	**2,485**	(997)	(212)
Decrease (increase) in other assets	**81**	(22)	(69)
Increase in other liabilities	**172**	1	125
Net cash provided by operating activities	**2,254**	5,251	5,663
Cash flows from investing activities:			
Capital transfer to subsidiaries	**(4,800)**	(2,020)	(200)
Purchase of securities	**(100)**	–	–
Return of capital from subsidiary	**–**	310	–
Net cash used in investing activities	**(4,900)**	(1,710)	(200)
Cash flows from financing activities:			
Dividends paid	**(5,525)**	(5,395)	(5,104)
Purchase of treasury stock	**(659)**	(6,115)	(3,367)
Proceeds from sale of treasury stock and option exercises	**982**	1,153	923
Proceeds from long-term borrowings	**5,000**	–	–
Net advance (to) from subsidiary	**1,500**	(1,200)	1,200
Issue of subordinated debentures	**–**	20,620	–
Repayment of subordinated debentures	**–**	(10,310)	–
Net cash provided by (used in) financing activities	**1,298**	(1,247)	(6,348)
Net increase (decrease) in cash	**(1,348)**	2,294	(885)
Cash beginning of year	**2,351**	57	942
Cash end of year	**$1,003**	$2,351	$ 57

22. Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related tax effects were as follows:

	2008	2007	2006
Unrealized holding gains (losses) on available for sale securities	**$(13,746)**	$(3,384)	$515
Less reclassification adjustment due to recognition of other-than-temporary impairment of securities	**(3,963)**	(900)	–
Less reclassification adjustment for gains and losses recognized in income	**117**	501	338
Net unrealized gains (losses)	**(9,900)**	(2,985)	177
Tax effect	**(3,466)**	(1,045)	65
Net-of-tax amount	**(6,434)**	(1,940)	112
Actuarial gain on postemployment health care plan	**152**	109	–
Net amortization of transition obligation and actuarial gain	**(1)**	3	–
Net unrealized gain on postretirement benefits plan	**151**	112	–
Tax effect	**(53)**	(39)	–
Net-of-tax amount	**98**	73	–
Unrealized loss on interest rate swap	**(1,015)**	–	–
Tax effect	**355**	–	–
Net of tax amount	**(660)**	–	–
Other comprehensive income (loss)	**$(6,996)**	$(1,867)	$112

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	Balance at 12/31/07	Cumulative Effect Adjustment	Current Period Change	Balance at 12/31/08
Unrealized gains (losses) on securities available for sale	$(662)	$516	$(6,434)	$(6,580)
Unrealized gains on postretirement benefits plan	138	–	98	236
Unrealized loss on interest rate swap	–	–	(660)	(660)
Total	$(524)	$516	$(6,996)	$(7,004)

23. Quarterly Financial Data (Unaudited)

The unaudited quarterly results of operations for the years ended December 2008 and 2007 are as follows (in thousands, except per share data):

	Quarters Ended							
	2008				2007			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**	March 31	June 30	Sept. 30	Dec. 31
Total interest and dividend income	**$14,030**	**$13,923**	**$14,472**	**$14,758**	$12,540	$13,282	$13,945	$14,166
Net interest income	**9,042**	**8,999**	**9,140**	**9,419**	6,978	7,490	8,028	8,515
Provision for loan losses	**509**	**756**	**716**	**1,806**	126	442	335	609
Non-interest income	**1,546**	**1,850**	**(864)**	**(42)**	1,987	2,212	2,083	1,907
Non-interest expense	**7,353**	**7,106**	**7,283**	**7,059**	6,259	6,020	6,443	6,551
Net income	**2,002**	**2,176**	**372**	**685**	1,921	2,382	2,410	2,421
Net income per share, basic	**0.23**	**0.26**	**0.04**	**0.08**	0.22	0.27	0.28	0.28
Net income per share, diluted	**0.23**	**0.26**	**0.04**	**0.08**	0.22	0.27	0.28	0.28

During the quarter ended December 31, 2008, management recorded a charge to earnings for other-than-temporary impairment of its investment in a pooled trust preferred security issued by US Capital Funding VI for its full amortized cost basis in the amount of $2,000, or $1,300, net of tax. In addition, a provision for loan losses in the amount of $1,806 was recorded during the quarter ended December 31, 2008 as a result of increases in net charge-offs specifically in the consumer discount area as well as increases in nonperforming loans.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Corporation's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report which follows.



William F. Falger
President and Chief Executive Officer

Date: March 13, 2009



Charles R. Guarino.
Treasurer and Principal Financial Officer

Date: March 13, 2009


Crowe Horwath

Board of Directors and Shareholders
CNB Financial Corporation
Clearfield, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of CNB Financial Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2008. We also have audited CNB Financial Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Financial Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Financial Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, CNB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 13, 2009

STATISTICAL INFORMATION

Quarterly Share Data

The following table sets forth, for the periods indicated, the quarterly high and low bid price of the Corporation's common stock as reported through the National Quotation Bureau and actual cash dividends paid per share. The stock is traded on the NASDAQ Stock Market under the symbol, CCNE. As of December 31, 2008, the approximate number of shareholders of record of the Corporation's common stock was 2,700.

Price Range of Common Stock

	2008		2007	
	High	**Low**	High	Low
First Quarter	**$14.20**	**$13.04**	$15.15	$13.90
Second Quarter	**14.25**	**13.23**	14.50	13.70
Third Quarter	**14.19**	**10.25**	14.40	12.06
Fourth Quarter	**12.80**	**8.60**	14.39	12.93

Cash Dividends Paid

	2008	2007
First Quarter	**$ 0.16**	$0.15
Second Quarter	**0.16**	0.15
Third Quarter	**0.16**	0.16
Fourth Quarter	**0.165**	0.16
	$0.645	$0.62

Total Return Performance


CNB Financial Corporation
Total Return Performance
Index Value
150
125
100
75
50
25
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
CNB Financial Corporation
NASDAQ Composite
SNL Bank NASDAQ

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
CNB Financial Corporation	100.00	93.87	89.95	94.13	94.08	81.48
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank NASDAQ	100.00	114.61	111.12	124.75	97.94	71.13

Source : SNL Financial LC, Charlottesville, VA

(434) 977-1600
www.snl.com

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)	Year Ended December 31 2008
Interest Income	
Loans including fees	$ 47,355
Deposits with banks	377
Federal funds sold	394
Investment securities:	
Taxable	7,419
Tax-exempt	1,414
Dividends	224
Total interest and dividend income	57,183
Interest expense	
Deposits	14,956
Other borrowings	5,627
Total interest expense	20,583
Net interest income	36,600
Provision for loan losses	3,787
Net interest income after provision for loan losses	32,813
Non-interest income	2,490
Non-interest expenses	28,801
Income before income taxes	6,502
Income tax expense	1,267
Net income	$ 5,235
Per share data	
Basic	$ 0.61
Fully diluted	$ 0.61
Dividends declared	$ 0.645
Book value per share at year end	$ 7.27
At end of period	
Total assets	$1,016,518
Securities	238,181
Loans, net of unearned discount	671,556
Allowance for loan losses	8,719
Deposits	814,596
Shareholders' equity	62,467
Key ratios	
Return on average assets	0.55%
Return on average equity	7.88%
Loan to deposit ratio	82.44%
Dividend payout ratio	105.53%
Average equity to average assets ratio	7.00%

FIVE YEAR COMPARISON

2007	2006	2005	2004
$ 44,559	$ 40,198	$ 33,931	$ 31,005
445	437	316	117
381	293	394	120
6,669	5,876	4,817	3,746
1,457	1,706	1,837	2,008
422	362	327	477
53,933	48,872	41,622	37,473
18,087	17,106	12,633	10,551
4,835	3,747	3,322	2,577
22,922	20,853	15,955	13,128
31,011	28,019	25,667	24,345
1,512	1,371	783	800
29,499	26,648	24,884	23,545
8,189	8,435	7,407	5,429
25,273	22,111	20,164	19,139
12,415	12,972	12,127	9,835
3,281	3,350	2,989	1,964
$ 9,134	$ 9,622	$ 9,138	$ 7,871
$ 1.05	$ 1.08	$ 1.01	$ 0.86
$ 1.05	$ 1.07	$ 1.00	$ 0.86
$ 0.62	$ 0.57	$ 0.55	$ 0.52
$ 8.10	$ 8.15	$ 7.76	$ 7.54
$858,700	$780,850	$764,018	$725,217
162,792	156,696	161,897	164,202
599,688	547,020	510,613	481,937
6,773	6,086	5,603	5,585
659,157	631,322	618,503	596,905
69,283	72,279	69,968	68,710
1.12%	1.26%	1.23%	1.11%
12.82%	13.51%	13.42%	12.04%
90.98%	86.65%	82.56%	80.74%
59.05%	53.05%	55.22%	60.61%
8.65%	9.31%	9.18%	9.20%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial statements of CNB Financial Corporation (the "Corporation") is presented to provide insight into management's assessment of financial results. The Corporation's subsidiary CNB Bank (the "Bank") provides financial services to individuals and businesses within the Bank's market area which is primarily made up of the west central Pennsylvania counties of Cambria, Clearfield, Centre, Elk, Jefferson and McKean. During 2005 the Bank entered the northwestern Pennsylvania county of Erie and began doing business as ERIEBANK. The Bank is subject to regulation, supervision and examination by the Pennsylvania State Department of Banking as well as the Federal Deposit Insurance Corporation. The financial condition and results of operations are not intended to be indicative of future performance. One of the Corporation's subsidiaries, CNB Securities Corporation, is incorporated in Delaware and currently maintains investments in debt and equity securities. County Reinsurance Company, also a subsidiary, is a Corporation of Arizona, and provides credit life and disability for customers of CNB Bank. CNB Insurance Agency, incorporated in Pennsylvania, provides for the sale of nonproprietary annuities and other insurance products. Finally, Holiday Financial Services Corporation ("Holiday') was formed in 2005 to facilitate the Corporation's entry into the consumer discount loan and finance business. Management's discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes.

Risk identification and management are essential elements for the successful management of the Corporation. In the normal course of business, the Corporation is subject to various types of risk, including interest rate, credit, and liquidity risk. These risks are controlled through policies and procedures established throughout the Corporation.

Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of the financial instruments owned by the Corporation. The Corporation uses its asset/liability management policy and systems to control, monitor and manage interest rate risk.

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from loans with customers and the purchase of securities. The Corporation manages credit risk by following an established credit policy and through a disciplined evaluation of the adequacy of the allowance for loan losses. Also, the investment policy limits the amount of credit risk that may be taken in the securities portfolio.

Liquidity risk represents the inability to generate or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and obligations to depositors. The Corporation has established guidelines within its asset liability management policy to manage liquidity risk. These guidelines include contingent funding alternatives.

GENERAL OVERVIEW

The Corporation continued the growth of its ERIEBANK franchise in 2007 by opening two full service financial stores in the Erie, Pennsylvania market. During 2008, ERIEBANK completed two additional full service stores of which one also serves as our ERIEBANK division headquarters. In addition, the Corporation also established a loan production office in Meadville, Pennsylvania during the third quarter of 2008 with plans to develop this location to a full service store at a future date. Management believes that our ERIEBANK division, along with our traditional CNB Bank market areas, should provide the Bank with sustained loan and deposit growth during 2009.

During 2007, the Corporation continued with the expansion of Holiday Financial Services Corporation by opening three additional offices in the communities of Bellefonte, Ridgway and Bradford, Pennsylvania. In the second quarter of 2008, the Corporation opened another office which services our ERIEBANK market area, bringing our total to eight. Although the consumer discount loan business is relatively new to the Corporation, management has made the necessary investments in experienced personnel and technology which has facilitated the growth of Holiday Financial Services into a successful and profitable subsidiary of the Corporation.

While non-interest costs are expected to increase with the growth of the Corporation's banking and consumer discount loan franchises, these new ventures continue to provide growth in earning assets as well as enhanced non-interest income which we believe will more than offset these costs in 2009 and beyond. In addition, during 2008 the Corporation began an extensive cost management study covering all areas of non-interest expense. Cost savings as a result of this study will begin to be recognized in 2009 with benefits continuing into subsequent years.

The vast majority of the earnings of the Corporation continue to be derived from interest income. Our net interest margin remained strong in 2008 as we effectively managed our yield on earning assets while at the same time actions of the Federal Reserve resulted in significant decreases in short term interest rates which benefited the Corporation by reducing its cost of funds. Although we expect to see some slight compression of our net interest margin in 2009 as a result of the current and projected yield curve, management will continue to apply a disciplined approach to managing our balance sheet in these uncertain times. We have taken measures such as instituting rate floors on our commercial lines of credit and home equity lines as a result of the historic lows on various key interest rates such as the Prime Rate and 3-month LIBOR. Due to our continued growth, non-interest income should be enhanced in several areas including service charges and other fees. In addition, mortgage banking income is expected to increase in 2009 due to an expanded volume of refinancing activity resulting from projected historically low borrowing rates. While our business plan continues to focus on commercial lending, we now offer a full service approach to servicing the needs of high net worth individuals through our Private Banking groups in both our CNB Bank and ERIEBANK franchises.

Management concentrates on return on average equity and earnings per share evaluations, plus other methods to measure and direct the performance of the Corporation. While past results are not an indication of future earnings, we feel the Corporation is well positioned to enhance earnings through the remainder of 2009.

FINANCIAL CONDITION

The following table presents ending balances ($'s in millions), growth (reduction) and the percentage change during the past two years:

	2008 Balance	Increase (Decrease)	% Change	2007 Balance	Increase (Decrease)	% Change	2006 Balance
Total assets	**$1,016.5**	**$157.8**	**18.4**	$858.7	$77.8	10.0	$780.9
Total loans, net	**662.8**	**69.9**	**11.8**	592.9	52.0	9.6	540.9
Total securities	**238.2**	**75.4**	**46.3**	162.8	5.9	3.8	156.9
Total deposits	**814.6**	**155.4**	**23.6**	659.2	27.9	4.4	631.3
Total shareholders' equity	**62.5**	**(6.8)**	**(9.8)**	69.3	(3.0)	(4.1)	72.3

The above table is referenced for the discussion in this section of the report.

OVERVIEW OF BALANCE SHEET

The increase in assets of 18.4% during 2008 was primarily the result of continued growth in the loan and investment portfolios. The majority of the loan growth occurred in the residential mortgage and consumer loan areas as a result of our focus on private banking and increased penetration in the existing markets of Holiday. Although the Corporation's loan growth was notable at 11.8%, its deposit growth was even more significant as total deposits grew by $155.4 million (or 23.6%) during 2008. As such, the Corporation purchased additional available for sale securities. The specific effects to each area are described in the following sections.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents totaled $31.3 million at December 31, 2008 compared to $26.4 million at December 31, 2007. Cash and cash equivalents will fluctuate based on the timing and amount of liquidity events that occur in the normal course of business. The year end balance is considered reasonable to support the expected funding needs in the short term.

We believe the liquidity needs of the Corporation are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, Federal Home Loan Bank financing, and the portion of the securities and loan portfolios that mature within one year. These sources of funds will enable the Corporation to meet cash obligations and off-balance sheet commitments as they come due.

SECURITIES

Securities increased 46.3% since December 31, 2007. The increase is primarily the result of purchases of structured collateralized mortgage obligations from excess deposit growth not reinvested in loans. All of these structured collateralized mortgage obligations were issued by government sponsored entities. Management believes the investment portfolio was managed at a level that maintains adequate levels of liquidity within the balance sheet.

At December 31, 2008, the Corporation's structured pooled trust preferred securities did not trade in an active, open market with readily observable prices and therefore were classified within Level 3 of the valuation hierarchy. The fair value of these securities has been calculated using a discounted cash flow model and market liquidity premium as permitted by FSP 157-3. With the current market conditions, the assumptions used to determine the fair value of Level 3 securities has greater subjectivity due to the lack of observable market transactions. The fair value of these securities have declined due to the fact that subsequent offerings of similar securities pay a higher market rate of return. This higher rate of return reflects the increased credit and liquidity risks in the marketplace.

When the structured pooled trust preferred securities were purchased, they were considered to be investment grade based on ratings assigned by Moody's. As a result of liquidity disruptions within the credit markets and the generally distressed conditions within the financial services industry, Moody's has downgraded the rating of these securities since they were purchased by the Corporation. As of December 31, 2008, the Corporation held four structured pooled trust preferred securities rated Baa2 by Moody's having an amortized cost of $6,090 and fair value of $2,655, as well as one structured pooled trust preferred security rated Aa2 by Moody's having an amortized cost of $990 and fair value of $425.

Except as described in Note 3 to the consolidated financial statements, based on management's evaluation of the structured pooled trust preferred securities, the present value of the projected cash flows is sufficient for full re-payment of the amortized cost of the securities and, therefore it is believed the decline in fair value is temporary due to current market conditions. However, without recovery of these securities, other-than-temporary impairments may occur in future periods.

The Corporation generally buys into the market over time and does not attempt to "time" its transactions. In doing this, the highs and lows of the market are averaged into the portfolio attempting to minimize the overall effect of different rate environments. The portfolio mix has remained relatively consistent and the Corporation's overall investment strategy has not changed from the prior year.

We monitor the earnings performance and the effectiveness of the liquidity of the securities portfolio on a regular basis through Asset/Liability Committee ("ALCO") meetings. The ALCO also reviews and manages interest rate risk for the Corporation. Through active balance sheet management and analysis of the securities portfolio, we maintain a sufficient level of liquidity to satisfy depositor requirements and various credit needs of our customers.

LOANS

The Corporation's loan volume was strong throughout 2008. Our lending is focused in the west central and northwest Pennsylvania markets and consists principally of commercial and retail lending, which includes single family residential mortgages and other consumer loans.

At December 31, 2008, the Corporation had $671.6 million in loans outstanding, net of unearned discount, an increase of $71.9 million (or 12.0%) since December 31, 2007. As detailed in the following table, the increase was primarily the result of three factors. First was increasing demand for our commercial and residential mortgage products. The Corporation views commercial lending as its competitive advantage and continues to focus on this area by hiring and retaining experienced loan officers and supporting them with quality credit analysis. In addition, the Corporation grew its Private Banking division in its CNB and ERIEBANK franchises which services high net worth individuals and was the primary reason for the growth in residential mortgages of $33.6 million or 19.0%. Finally, the growth of our consumer discount loan and finance company, Holiday Financial Services Corporation, was the primary reason for the growth in consumer loans of $10.3 million or 23.4% since December 31, 2007.

The Corporation expects moderately increasing loan demand throughout 2009 primarily as a result of the continued growth of our ERIEBANK division.

Total loans, net of unearned, at December 31, 2008 and 2007 are summarized as follows ($ in thousands):

	2008	2007
Commercial, Industrial and Agricultural	**$228,000**	$218,839
Residential Mortgage	**210,080**	176,470
Commercial Mortgage	**179,420**	160,585
Consumer	**54,056**	43,794
	$671,556	$599,688

LOAN CONCENTRATION

The Corporation monitors loan concentrations by individual industries in order to track potential risk exposures resulting from industry related downturns. At December 31, 2008, no concentration exists within our commercial or real estate loan portfolio that exceeds 10% of the total loans.

LOAN QUALITY

The Corporation has established written lending policies and procedures that require underwriting standards, loan documentation, and credit analysis standards to be met prior to funding a loan. Subsequent to the funding of a loan, ongoing review of credits is required. Credit reviews are performed annually on a minimum of 60% of the commercial loan portfolio by an outsourced loan review partner. In addition, classified assets, past due loans and nonaccrual loans are reviewed by the loan review partner semiannually and monthly by our credit administration staff. See "Allowance for Loan Losses" for further discussion of credit review procedures.

The following table sets forth information concerning loan delinquency and other non-performing assets ($ in thousands):

at December 31,	**2008**	2007	2006
Nonperforming assets:			
Non-accrual loans	**$ 3,046**	$ 1,979	$ 1,619
Accrual loans greater than 89 days past due	**533**	395	128
Total nonperforming loans	**3,579**	2,374	1,747
Other real estate owned	**671**	516	181
Total nonperforming assets	**$ 4,250**	$ 2,890	$ 1,928
Total loans, net of unearned income	**$ 671,556**	$599,688	$547,020
Nonperforming loans as a percent of loans, net	**0.53%**	0.40%	0.32%
Total assets	**$1,016,518**	$858,700	$780,850
Nonperforming assets as a percent of total assets	**0.42%**	0.34%	0.25%

Management continues to closely monitor nonperforming loans. Although the ratio of nonperforming loans to total net loans increased from 0.40% in 2007 to 0.53% in 2008, management does not believe the increase to be a result of deterioration in underwriting or credit analysis processes, but more a result of overall economic conditions regionally as well as nationally. The Corporation's nonperforming loans to total loans ratio continues to be favorable compared to peer institutions.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established by provisions for losses in the loan portfolio as well as overdrafts in deposit accounts. These provisions are charged against current income. Loans and overdrafts deemed not collectible are charged-off against the allowance while any subsequent collections are recorded as recoveries and increase the allowance.

The table below shows activity within the allowance account over the past three years:

Allowance for Loan Losses
($'s in thousands)

	Years Ended December 31,		
	2008	2007	2006
Balance at beginning of Period	**$6,773**	$6,086	$5,603
Charge-offs:			
Commercial, financial, and agricultural	**33**	39	–
Commercial mortgages	**178**	28	144
Residential mortgages	**330**	180	203
Consumer	**1,169**	417	472
Overdraft deposit accounts	**334**	346	272
	2,044	1,010	1,091
Recoveries:			
Commercial, financial, and agricultural	**2**	–	3
Commercial mortgages	**-**	–	3
Residential mortgages	**6**	12	4
Consumer	**84**	91	100
Overdraft deposit accounts	**111**	82	93
	203	185	203
Net charge-offs:	**(1,841)**	(825)	(888)
Provision for loan losses	**3,787**	1,512	1,371
Balance at end-of-period	**$8,719**	$6,773	$6,086
Loans, net of unearned	**$671,556**	$599,688	$547,020
Allowance to net loans	**1.30%**	1.13%	1.11%

The adequacy of the allowance for loan losses is subject to a formal analysis by the credit administrator of the Bank. As part of the formal analysis, delinquencies and losses are monitored monthly. The loan portfolio is divided into several categories in order to better analyze the entire pool. First is a selection of criticized loans that is given a specific reserve. The remaining loans are pooled, by category, into these segments:

Reviewed
- Commercial, financial, and agricultural
- Commercial mortgages

Homogeneous
- Residential real estate
- Installment
- Credit cards
- Overdrafts

The reviewed loan pools are further segregated into four categories: special mention, substandard, doubtful and unclassified. Historical loss factors are calculated for each pool excluding overdrafts based on the previous eight quarters of experience. The homogeneous pools are evaluated by analyzing the historical loss factors from the most previous quarter end and the two most recent year ends. The historical loss factors for both the reviewed and homogeneous pools are adjusted based on these six qualitative factors:
- Levels of and trends in delinquencies, non-accruals and classified loans
- Trends in volume and terms of loans
- Effects of any changes in lending policies and procedures

- Experience, ability and depth of management
- National and local economic trends and conditions
- Concentrations of credit

The methodology described above was created using the experience of our credit administrator, guidance from the regulatory agencies, expertise of our loan review partner, and discussions with our peers. The resulting factors are applied to the pool balances in order to estimate the inherent risk of loss within each pool. The results of these procedures are listed in the following chart:

Allocation of the Allowance for Loan Losses

Balance at end of period	**2008**	2007
Commercial mortgages	**$2,836**	$1,915
Commercial, financial, and agricultural	**2,660**	2,253
Installment	**1,589**	1,196
Residential mortgages	**1,273**	1,012
Credit cards	**82**	91
Overdraft deposit accounts	**279**	306
Total	**$8,719**	$6,773

As noted in the Loan Quality section of this analysis, both the level of nonperforming loans and nonperforming assets have increased since December 31, 2007. As a result, over the same time period, the allowance for loan losses as a percentage of net loans increased by seventeen basis points from 1.13% at December 31, 2007 to 1.30% at December 31, 2008.

Prudent business practices dictate that the level of the allowance, as well as corresponding charges to the provision for loan losses, should be commensurate with identified areas of risk within the loan portfolio and the attendant risks inherent therein. The quality of the credit risk management function and the overall administration of this vital segment of the Corporation's assets are critical to the ongoing success of the Corporation.

The previously mentioned analysis considered numerous historical and other factors to analyze the adequacy of the allowance and current period charges against the provision for loan losses. Management paid special attention to a section of the analysis that compared and plotted the actual level of the allowance against the aggregate amount of loans adversely classified in order to compute the estimated probable losses associated with those loans. By noting the "spread" at the present time, as well as prior periods, management can determine the current adequacy of the allowance as well as evaluate trends that may be developing. The volume and composition of the Corporation's loan portfolio continue to reflect growth in commercial credits including commercial real estate loans. As mentioned in the Loans section of this analysis, management considers commercial lending a competitive advantage and continues to focus on this area as part of its strategic growth initiatives. However, management must also consider the fact that the inherent risk is more pronounced in these types of credits and is also driven by the economic environment of its market areas.

During the year ended December 31, 2008 the Corporation increased its provision for loan losses and allowance as compared to the same period in 2007. This increase was a result of increases in net charge-offs specifically in the consumer discount area, as well as growth in loans outstanding and nonperforming loans from December 31, 2007 to December 31, 2008. Due to the continued growth of Holiday Financial Services, the Corporation has begun to grow a more significant portfolio of consumer finance and discount loans with different risk characteristics than its consumer loan portfolio in its banking subsidiary. Holiday originates small balance unsecured loans and secured loans, primarily collateralized by automobiles and equipment, to borrowers with higher credit risk characteristics than are typical in its bank consumer loan portfolio. Although such loans only represent 2.8% of the Corporation's total outstanding loans at December 31, 2008, the growth in this higher credit risk portfolio was considered, resulting in increases to our provision and allowance for the year ended December 31, 2008.

Nonperforming loans and net charge-offs have increased during 2008, primarily as a result of the effect of rising costs and the overall challenging economic environment on certain borrowers. Based on the methodology described above, management believes that the charges to the provision are reasonable for the periods presented and allowance for loan losses are reasonable and adequate to absorb probable incurred losses in its portfolio at December 31, 2008.

PREMISES AND EQUIPMENT

Premises and equipment increased $3.8 million (or 19.2%) since December 31, 2007. This increase is primarily the result of growth initiatives with the Corporation's ERIEBANK division. As mentioned in the General Overview section of the analysis, the Corporation built and opened two new ERIEBANK stores during 2008. The new Holiday office opened in 2008 is a leased location and did not factor significantly into the increase in premises and equipment.

BANK OWNED LIFE INSURANCE

During 2003 and prior years, the Corporation purchased $12.0 million of Bank Owned Life Insurance (BOLI). The policies cover executive officers and a select group of other employees with the Bank being named as beneficiary. Earnings from the BOLI assist the Corporation in offsetting its benefit costs.

FUNDING SOURCES

Although the Corporation considers short-term borrowings and long term debt when evaluating funding sources, traditional deposits continue to be the main focus for funding. As noted in the table below, traditional deposits increased 23.6% during 2008 primarily as a result of growth in our interest bearing demand deposits and savings accounts.

($ in thousands)	% Change 2008 vs. 2007	2008	2007	2006
Checking, Non-Interest Bearing	**7.7%**	**$ 97,999**	$ 90,994	$ 82,574
Checking, Interest Bearing	**37.6%**	**235,611**	171,216	140,490
Savings Accounts	**152.8%**	**137,344**	54,339	52,352
Certificates of Deposit	**0.3%**	**343,642**	342,608	355,906
	23.6%	**$814,596**	$659,157	$631,322

During 2008, the Corporation introduced a new checking product with an extremely competitive rate in its CNB Bank and ERIEBANK markets which contributed to the growth in interest bearing demand deposits. In addition, the Corporation experienced approximately $43 million in growth of its prime money sweep product as a result of new and expanded business relationships. Savings account deposit growth has occurred primarily as a result of the Corporation's expansion of customer relationships in its Erie and Warren, Pennsylvania market areas.

Periodically, the Corporation utilizes term borrowings from the Federal Home Loan Bank (FHLB) and other lenders to meet funding obligations or match fund certain loan assets. The terms of these borrowings are detailed at Note 11 to the consolidated financial statements. During 2008, the Corporation entered into two term borrowings with the FHLB. The first borrowing was $700,000 at a fixed rate of 4.72%, with quarterly interest only payments until maturity in July 2023. The second borrowing was $2,800,000 at a fixed rate of 4.31%, with monthly principal and interest payments and a balloon payment due at maturity in September 2023.

During the third quarter of 2008, the Corporation drew $5 million on an available line of credit with an unaffiliated institution. Monthly interest payments are required at a rate of 1 month LIBOR plus 1.80%. In addition, in order to fund continued loan growth. Holiday Financial Services Corporation expanded its available borrowings on a line of credit from an unaffiliated financial institution from $5 million at December 31, 2007 to $10 million at December 31, 2008. Management plans to maintain access to short and long-term borrowings as an available funding source when deemed appropriate.

On August 1, 2008, the Corporation entered into an interest rate swap agreement with PNC Bank, N.A. in connection with its subordinated debentures. The agreement has the effect of converting the variable interest rate on $10 million of the outstanding balance to a fixed rate of 5.84% beginning with the interest rate reset date on September 15, 2008. The interest rate swap is considered a derivative financial instrument, and the Corporation has elected cash flow hedge accounting under FASB Statement No. 133, as amended. As a result, to the extent that the interest rate hedge is effective, any changes in fair value of the agreement will be reported as a component of shareholders' equity.

SHAREHOLDERS' EQUITY

The Corporation's capital continues to provide a base for profitable growth. Total shareholders' equity was $62.5 million at December 31, 2008 compared to $69.3 million at December 31, 2007, a decrease of $6.8 million. This decrease was primarily the result of the decline in fair value of the Corporation's investment portfolio, and an unrealized loss on the Corporation's interest rate swap. Dividends during the year were slightly more than the Corporation's net income which contributed to the decline in shareholders' equity.

The Corporation has complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets), is assigned to each asset on the balance sheet. The Corporation's total risk-based capital ratio of 12.00% as of December 31, 2008 is well above the minimum standard of 8%. The Tier 1 capital ratio of 10.80% also is above the regulatory minimum of 4%. The leverage ratio, 8.40%, was also above the minimum standard of 4%. The Bank's total risk-based capital ratio of 11.06% as of December 31, 2008 is well above the minimum standard of 8%. The Bank's Tier 1 capital ratio of 9.95% also is above the regulatory minimum of 4%. The Bank's leverage ratio, 7.15%, was also above the minimum standard of 4%. The ratios provide quantitative data demonstrating the strength and future opportunities for use of the Corporation's capital base. An evaluation of risk-based capital ratios and the capital position of the Corporation is a part of its budgeting and strategic planning process.

LIQUIDITY

Liquidity measures an organizations' ability to meet cash obligations as they come due. The Consolidated Statements of Cash Flows presented on page 7 of the accompanying financial statements provide analysis of the Corporation's cash and cash equivalents and the sources and uses of cash. Additionally, the portion of the loan portfolio that matures within one year and maturities within one year in the investment portfolio are considered part of the liquid assets. Liquidity is monitored by the ALCO which establishes and monitors ranges of acceptable liquidity. Also, the Bank is a member of FHLB which provides the Bank with a total borrowing line of approximately $252 million with only $82 million outstanding at year end 2008. Management feels the Corporation's current liquidity position is acceptable.

YEAR ENDED DECEMBER 31, 2008

OVERVIEW OF THE INCOME STATEMENT

The Corporation had net income of $5.2 million for 2008 compared to $9.1 million for 2007. The decrease in net income is attributable to losses on other-than-temporarily impaired securities, as well as realized and unrealized losses on securities for which fair value was elected. The earnings per diluted share decreased from $1.05 in 2007 to $0.61 in 2008. The return on assets and the return on equity for 2008 are 0.55% and 7.88% as compared to 1.12% and 12.82% for 2007.

INTEREST INCOME AND EXPENSE

Net interest income totaled $36.6 million in 2008, an increase of $5.6 million (or 18.0%) over 2007. Total interest and dividend income increased by $3.3 million (or 6.0%) as compared to 2007 as a result of growth in average earning assets. Total interest expense decreased $2.3 million (or 10.2%) as compared to 2007, primarily as a result of decreases in short-term interest rates initiated by the Federal Reserve in the latter part of 2007 and continuing through 2008. The Corporation's average earning assets have grown by $110.5 million since December 31, 2007 while the yield has decreased by 60 basis points from 7.32% to 6.72%. The growth in average earning assets more than offset the decline in yield. Meanwhile, the cost of interest bearing liabilities decreased by 87 basis points which more than offset the increase in average interest bearing liabilities of $125.5 million.

PROVISION FOR LOAN LOSSES

The Corporation recorded a provision for loan losses of $3.8 million in 2008 compared to $1.5 million in 2007. As discussed in more detail in the Allowance for Loan Losses section of this analysis, the Corporation has experienced an increased level of charge-offs over the prior year even though net charge-offs as a percentage of average loans remains at a modest level in comparison to our peer group. However, because of the increase in net charge-offs and the increasing level of nonperforming loans, as well as management's detailed evaluation of problem loans, criticized assets, and the overall effects of the economy in our markets, an increase in the provision was deemed necessary. Management believes the charges to the provision in the current year are appropriate and the allowance for loan losses is adequate to absorb probable incurred losses in our portfolio as of December 31, 2008.

NON-INTEREST INCOME

Other income decreased $5.7 million from $8.2 million in 2007 to $2.5 million in 2008. During 2008, the Corporation realized an other-than-temporary impairment charge of $1.96 million in connection with its holding of a subordinated corporate bond issued by Lehman Brothers Holdings and an impairment charge of $2.0 million in connection with its holding of a structured pooled trust preferred security. In addition, a substantial portion of the decrease is a result of the Corporation's adoption of FASB Statement No. 159 for its equity portfolio as of January 1, 2008, which resulted in a pretax charge of $2.5 million for net unrealized losses and $0.6 million in realized losses on securities for which fair value was elected during the year ended December 31, 2008.

Excluding the effects of securities transactions, the Corporation's other income increased $821 thousand (or 9.6%) in 2008 as a result of positive trends in other non interest income line items such as wealth management fees and service charges on deposits. However, the most significant increase occurred in the other service charges and fees line item which increased by $360 thousand as a result of growth in insurance commissions generated by Holiday Financial Services.

NON-INTEREST EXPENSE

Non-interest expense increased by 14.0% to $28.8 million in 2008 compared to $25.3 million in 2007. The majority (approximately 61%) of the increase was a result of the Corporation's increasing costs for salaries, benefits, and occupancy related costs. Like many growing entities, the Corporation is faced with increasing employee related costs in order to support its growth. As of December 31, 2008, the Corporation had 286 full-time equivalent employees, compared to 272 full time equivalent employees at December 31, 2007, an increase of 5.1%. In addition, data processing expenses increased by $378 thousand (18.2%) as a result of the new ERIEBANK branches that were opened in 2008, as well as additional services that have been purchased from the Corporation's core computer processor. In addition, the Corporation's insurance premiums paid to the Federal Deposit Insurance Corporation ("FDIC"), included in the insurance expense line item, increased by $390 thousand as a result of the growth in the Corporation's deposit base, increases in premium rates, and utilization of credits which offset FDIC insurance premiums through early 2008. FDIC insurance premiums will be significantly higher in 2009 as a result of general increases in assessments as well as a special assessment of 20 basis points on all banks to restore the FDIC's Deposit Insurance Fund to an acceptable level.

As mentioned in the General Overview section of this analysis, the Corporation is continuing the process of expanding its ERIEBANK division and will continue to grow its consumer finance loan subsidiary, Holiday Financial Services Corporation. Occupancy costs such as depreciation, maintenance, and utilities have increased with the completion of four ERIEBANK stores and the lease of four new Holiday locations in 2008 and 2007. Beginning in the latter part of 2008, management began conducting an extensive cost control study with savings expected to be realized in 2009 and subsequent years. As a result of this ongoing evaluation, the Corporation will strive to manage expenses while recognizing some, such as increasing costs for salaries, occupancy, outside services and technology, are the result of continued growth.

YEAR ENDED DECEMBER 31, 2007

OVERVIEW OF THE INCOME STATEMENT

During 2007, management applied various strategies to maximize earnings in an environment where the yield curve was flat or inverted for the first part of the year and steepened as a result of actual and projected decreases in short-term interest rates the latter part of the year. The Corporation's net income decreased 5.1% from $9.6 million in 2006 to $9.1 million in 2007, resulting in basic and diluted earnings per share of $1.05.

INTEREST INCOME AND EXPENSE

Net interest income increased $3.0 million from $28.0 million in 2006 to $31.0 million in 2007, an increase of 10.7%. This increase is primarily the result of an increasing level of average earning assets combined with an improved net interest margin. In 2007 the Corporation's average earning assets increased approximately $43 million from $708 million during 2006 to $751 million during 2007, while the net interest margin increased from 4.17% to 4.27% over the same time period. During 2007, decreases in short-term interest rates resulted in a slight decrease in our overall cost of funds while disciplined loan pricing increased our yield on earning assets from 7.11% for the year ending December 31, 2006 to 7.32% for the year ending December 31, 2007.

PROVISION FOR LOAN LOSSES

The Corporation recorded a provision for loan losses of $1.5 million in 2007 compared to $1.4 million during 2006, primarily a result of continued loan growth.

NON-INTEREST INCOME

Total non-interest income for 2007 was negatively affected by a non-cash charge for a writedown of an other-than-temporarily impaired security which before tax amounted to $900 thousand. However, excluding the effects of this non-cash charge, as well as net security gains of $501 thousand in 2007 and $338 thousand in 2006, the Corporation grew its non-interest income in 2007 by $491 thousand, or 6.1%, as compared to 2006. The reasons for the increase over the prior year were higher service charges on deposit accounts as well as increases in other miscellaneous service charges and fees. While increases in charges on deposit accounts were primarily related to growth in the number of accounts serviced by our banking franchise, a significant portion of the increase in "other" service charges and fees is attributable to various income items, such as insurance commissions, resulting from the growth of our consumer loan and finance subsidiary, Holiday. In addition, wealth management fees increased $103 thousand, or 19.8%, from 2006 to 2007, primarily as a result of the Corporation's expansion of its wealth management services.

NON-INTEREST EXPENSE

Non-interest expense increased by 14.3% to $25.3 million in 2007 compared to $22.1 million in 2006. The majority (approximately 81%) of the increase was a result of the Corporation's increasing costs for salaries, benefits, and occupancy related expenditures. Like many growing entities, the Corporation is faced with increasing employee related costs in order to support its growth. Although the average cost per FTE (full-time equivalent) has increased in line with industry standards, the total FTE's have increased by 16 from 256 at December 31, 2006 to 272 at December 31, 2007.

INCOME TAX EXPENSE

Income taxes were $1.3 million in 2008 compared to $3.3 million in 2007 and $3.4 million in 2006. The effective tax rates were 19.5%, 26.4%, and 25.8%, for 2008, 2007 and 2006, respectively. The effective tax rate for the periods differed from the federal statutory rate of 35.0% principally as a result of tax exempt income from securities and loans as well as earnings from bank owned life insurance. The decrease in the effective tax rate is attributable to a higher percentage of tax-exempt income compared to pre-tax income, reducing the Corporation's effective tax rate for 2008.

MARKET RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. As a financial institution, the Corporation is primarily sensitive to the interest rate risk component. Changes in interest rates will affect the levels of income and expense recorded on a large portion of the Bank's assets and liabilities. Additionally, such fluctuations in interest rates will impact the market value of all interest sensitive assets. The Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position and establishing policies to control exposure to interest rate fluctuations. The primary goal established by this policy is to increase total income within acceptable risk limits.

The Corporation monitors interest rate risk through the use of two models: earnings simulation and static gap. Each model standing alone has limitations, however taken together they represent a reasonable view of the Corporation's interest rate risk position.

STATIC GAP: Gap analysis is intended to provide an approximation of projected repricing of assets and liabilities at a point in time on the basis of stated maturities, prepayments, and scheduled interest rate adjustments within selected time intervals. A gap is defined as the difference between the principal amount of assets and liabilities which reprice within those time intervals. The cumulative one year gap at December 31, 2008 was 1.42% of total earning assets compared to policy guidelines of plus or minus 15.0%. The ratio was 1.38% at December 31, 2007.

Fixed rate securities, loans and CDs are included in the gap repricing based on time remaining until maturity. Mortgage prepayments are included in the time frame in which they are expected to be received.

Certain shortcomings are inherent in the method of analysis presented in Static Gap. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features, like annual and lifetime rate caps, which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Finally, the ability of certain borrowers to make scheduled payments on their adjustable-rate loans may decrease in the event of an interest rate increase.

EARNINGS SIMULATION: This model forecasts the projected change in net income resulting from an increase or decrease in the level of interest rates. The model assumes a one time shock of plus or minus 200 basis points or 2%.

The model makes various assumptions about cash flows and reinvestments of these cash flows in the different rate environments. Generally, repayments, maturities and calls are assumed to be reinvested in like instruments and no significant change in the balance sheet mix is assumed. Actual results could differ significantly from these estimates which would produce significant differences in the calculated projected change in income. The limits stated above do not necessarily represent measures that would be taken by management in order to stabilize income results. The instruments on the balance sheet do react at different speeds to various changes in interest rates as discussed under Static Gap. In addition, there are strategies available to management that minimize the decline in income caused by a rapid rise in interest rates.

The following table below summarizes the information from the interest rate risk measures reflecting rate sensitive assets to rate sensitive liabilities at December 31, 2008 and 2007:

	2008	2007
Static 1-Yr. Cumulative Gap	**1.42%**	1.38%
Earnings Simulation		
- 200 bps vs. Stable Rate	**6.28%**	6.55%
+200 bps vs. Stable Rate	**(10.59%)**	(2.65%)

The interest rate sensitivity position at December 31, 2008 was asset sensitive in the short-term. Management measures the potential impact of significant changes in interest rates on both earnings and equity. By the use of computer generated models, the potential impact of these changes has been determined to be acceptable with modest effects on net income and equity given an interest rate shock of an increase or decrease in rates of 2.0%. We continue to monitor the interest rate sensitivity through the ALCO and use the data to make strategic decisions.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

Contractual Obligations: The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
(In thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity		$470,953	$ –	$ –	$ –	$470,953
Certificates of deposits	10	79,255	206,041	53,680	4,667	343,643
Treasury, tax and loan borrowings	11	719	–	–	–	719
FHLB and other borrowings	11	19,591	4,694	30,212	52,981	107,478
Operating leases	7	294	508	357	1,645	2,804
Subordinated debentures	11	–	–	–	20,620	20,620

The Corporation's operating lease obligations represent short and long-term lease and rental payments for facilities.

The Corporation also has obligations under its postretirement plan for health care and supplemental executive retirement plan as described in Note 14 to the consolidated financial statements. The postretirement benefit payments represent actuarially determined future benefit payments to eligible plan participants. The supplemental executive retirement plan allocates expenses over the participant's service period. The Corporation reserves the right to terminate these plans at any time.

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. Further discussion of these commitments is included in Note 19 to the consolidated financial statements.

APPLICATIONS OF CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies used by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses and fair value of securities to be critical accounting policies.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements above which are not historical fact are forward looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricing, and other risks detailed in the Corporation's Securities and Exchange Commission filings.

EXECUTIVE MANAGEMENT AND BOARD OF DIRECTORS

Corporate Officers, CNB Financial Corporation

William F. Falger
President & Chief Executive Officer

Joseph B. Bower, Jr.
Secretary

Charles R. Guarino
Treasurer & Principal Financial Officer

Executive Officers, CNB Bank

William F. Falger
President & Chief Executive Officer

Joseph B. Bower, Jr.
Executive Vice President & Chief Operating Officer

Mark D. Breakey
Executive Vice President & Chief Credit Officer

Charles R. Guarino
Vice President & Chief Financial Officer

Richard L. Sloppy
Executive Vice President & Chief Lending Officer

Board of Directors

CNB Financial Corporation and CNB Bank

Dennis L. Merrey
Chairman of the Board
Retired, Formerly President, Clearfield Powdered Metals, Inc. (Manufacturer)

Joseph B. Bower, Jr.
Secretary, CNB Financial Corporation;
Executive Vice President, and Chief Operating Officer, CNB Bank

Robert E. Brown
Vice President, E. M. Brown, Inc. (Reclamation, Auto Dealer and Concrete Supplier)

William F. Falger
President and Chief Executive Officer, CNB Financial Corporation;
President and Chief Executive Officer, CNB Bank

Michael F. Lezzer
President, Lezzer Holdings, Inc. (Lumber and Building Supplies Retailer)

Robert W. Montler
President & Chief Executive Officer, Lee Industries and Keystone Process Equipment (Manufacturers)

William C. Polacek
President & Chief Executive Officer, Johnstown Welding & Fabrication Industries (Manufacturer)

Deborah Dick Pontzer
Economic Development and Workforce Specialist, Office of Congressman Glenn Thompson

Jeffrey S. Powell
President, J.J. Powell, Inc. (Petroleum Distributor)

Charles H. Reams
President, C.H. Reams & Associates, Inc. (Insurance)

James B. Ryan
Retired, Formerly Vice President of Sales, Marketing, Windfall Products, Inc. (Manufacturer)

Peter F. Smith
Attorney at Law

DIRECTOR EMERITUS
L. E. Soult, Jr.

Administrative Services

Mary Ann Conaway
Vice President, Human Resources

Richard L. Greslick, Jr.
Vice President, Operations

Helen G. Kolar
Vice President, Marketing & Sales

Edward H. Proud
Vice President, Information Systems

Thomas J. Ammerman, Jr.
Assistant Vice President/Security

Donna J. Collins
Assistant Vice President/Compliance

Leanne D. Kassab
Assistant Vice President/Marketing

Susan M. Warrick
Assistant Vice President/Operations

Brian W. Wingard
Assistant Vice President/Controller

Carol J. Cossick
Assistant Controller

Thomas W. Grice
Network Administration Officer

Shannon L. Irwin
Human Resources Officer

Susan B. Kurtz
Customer Service Officer

Dennis J. Sloppy
Information Systems Officer

Carolyn B. Smeal
Operations Officer

BJ Sterndale
Training Officer

Brenda L. Terry
Banking Officer

Branch Division

Vickie L. Baker
Assistant Vice President, Regional Branch Administration, Bradford Main Street Office

Ruth Anne Ryan-Catalano
Assistant Vice President, Regional Branch Administration, Industrial Park Road Office, Clearfield

Mary A. Baker
Assistant Vice President, Northern Cambria Office

Deborah M. Young
Assistant Vice President, Washington Street Office, St. Marys

Denise J. Greene
Community Office Manager, DuBois Office

Paul A. McDermott
Banking Officer, Community Banking, Clearfield

Francine M. Papa
Community Office Manager, Ridgway Office

Larry A. Putt
Banking Officer, Community Banking, Clearfield

Mary Ann Roney
Banking Officer, Bradford

Douglas M. Shaffer
Community Office Manager, Punxsutawney Office

Susan J. Shimmel
Community Office Manager, Old Town Road Office, Clearfield

Theresa L. Swanson
Banking Officer, Warren

Gregory R. Williams
Banking Officer, Community Banking, Clearfield

Lending Division

Robert S. Berezansky
Senior Vice President, Corporate Lending

James M. Baker
Vice President, Commercial Banking, DuBois

Michael E. Haines
Vice President, Commercial Banking, St. Marys

Robin L. Hay
Vice President, Commercial Banking

Jeffrey A. Herr
Vice President, Commercial Banking, Philipsburg

William J. Mills
Vice President, Commercial Banking, St. Marys

Charles C. Shrader
Vice President, Commercial Banking, Warren

Joseph H. Yaros
Vice President, Commercial Banking Bradford

David W. Ogden
Vice President, Credit Administration

Christopher L. Stott
Vice President, Mortgage Lending

Michael C. Sutika
Vice President, Commercial Banking

Gregory M. Dixon
Assistant Vice President/Credit Administration

Richard L. Bannon
Credit Administration Officer

Jennifer L. Mowery
Staff Commercial Lender Johnstown

Steven C. Tunall
Commercial Banking, Kane

Trust & Asset Management Services

Calvin R. Thomas, Jr.
Vice President, Trust Officer

Jane M. Gnan
Assistant Trust Officer

Glenn R. Pentz
Trust Officer

Wealth Management Services

Craig C. Ball
Vice President,
Wealth Management

Natalie R. Barnett
Financial Consultant,
Wealth Management

ERIEBANK, a Division of CNB Bank

David J. Zimmer
President

Donald W. Damon
Senior Vice President

Steven M. Cappellino
Senior Vice President, Meadville Office

William L. DeLuca, Jr.
Senior Vice President

Scott O. Calhoun
Vice President

John M. Schulze
Vice President

William J. Vitron, Jr.
Vice President, Wealth Management

Kelly S. Buck
Community Office Manager,
Downtown Office

Carla M. LaBoda
Community Office Manager, Asbury Office

Heidi E. Bemiss
Community Office Manager,
Harborcreek Office

Abby L. Mouyard
Community Office Manager, Main Office

Paul D. Sallie
Commercial Lending Officer

ERIEBANK Regional Board of Directors

Joseph B. Bower, Jr.
Secretary, CNB Financial Corporation;
Executive Vice President, and Chief
Operating Officer, CNB Bank

Mark D. Breakey
Executive Vice President & Chief Credit
Officer

Harry E. Brown
Vice President, Specialty Bar Products,
EBC Industries (Manufacturing)

Gary L. Clark
Vice President, Chief Financial Officer and
Chief Administrative Officer, Snap-tite, Inc.
(Manufacturing)

Thomas L. Doolin
President, New Age Business Solutions,
LLC (Consulting)

William F. Falger
President and Chief Executive Officer,
CNB Financial Corporation;
President and Chief Executive Officer,
CNB Bank

Thomas Kennedy
President, Professional Development
Associates, Inc. (Real estate developer)

Charles H. Reams
President, C. H. Reams & Associates, Inc.
(Insurance)

James E. Spoden
Esquire, MacDonald Illig Jones & Britton,
LLP (Law office)

Holiday Financial Services Corporation, a Subsidiary of CNB Financial Corporation

Board of Directors & Corporate Officers

Joseph B. Bower, Jr.
Director & President

Charles R. Guarino
Director & Treasurer

Richard L. Greslick, Jr.
Director & Secretary

Administrative Services

Joseph P. Strouse
Vice President

Jonathan L. Holler
Assistant Vice President

CNB Securities Corporation, a Subsidiary of CNB Financial Corporation, Wilmington, DE

Board of Directors

Brian W. Wingard

Glenn R. Pentz

Donald R. McLamb, Jr.
Wilmington Trust SP Services, Inc.

Corporate Officers

Richard L. Greslick, Jr.
President

Donald R. McLamb, Jr.
Treasurer, Wilmington Trust SP Services,
Inc.

Elizabeth F. Bothner
Secretary, Wilmington Trust SP Services,
Inc.

Annual Meeting
The Annual Meeting of the Shareholders of CNB Financial Corporation will be held Tuesday, April 21, 2009 at 2:00 p.m. at the Corporation's Headquarters in Clearfield, PA.

Corporate Address
CNB Financial Corporation
1 S. Second Street
P.O. Box 42
Clearfield, PA 16830
(814) 765-9621

Stock Transfer Agent & Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300

Form 10-K
Shareholders may obtain a copy of the Annual Report to the Securities and Exchange Commission on Form 10-K by writing to:

CNB Financial Corporation
1 S. Second Street
P.O. Box 42
Clearfield, PA 16830
ATTN: Shareholder Relations

Quarterly Share Data
For information regarding the Corporation's quarterly share data, please refer to page 35 in the 2008 Annual Report Financial Section.

Market Makers
The following firms have chosen to make a market in the stock of the Corporation. Inquiries concerning their services should be directed to:

Boenning & Scattergood, Inc.
1700 Market Street, Ste 1420
Philadelphia, PA 19103
(800) 842-8928

Janney Montgomery Scott
484 Jeffers Street
DuBois, PA 15801
(800) 238-0067

Ryan, Beck & Co.
401 City Avenue Ste 902
Bala Cynwyd, PA 19004
(800) 223-8969


Each depositor insured to at least $100,000
Backed by the full faith and credit of the United States government
FDIC
Federal Deposit Insurance Corporation

Corporate Profile
CNB Financial Corporation is a leader in providing integrated financial solutions which creates value for both consumers and businesses. These solutions encompass checking, savings, time and deposit accounts, Private Banking, loans and lines of credit (real estate, commercial, industrial, residential and consumer), credit cards, cash and wealth management, online banking, electronic check deposit, merchant credit card processing, on-site banker, accounts receivable handling, ACH origination and payroll processing. In addition, the Corporation provides trust services, retirement plans and other employee benefit plans.

CNB Bank
A subsidiary of CNB Financial Corporation, CNB is a regional independent community bank in North Central Pennsylvania with approximately 303 employees who make customer service more responsive and reliable. For over 140 years, the Bank has strived to be more customer-driven than its competitors thus building long-term customer relationships by being reliable and competitively priced.

CNB continually seeks innovative ways to execute a personal, quality customer service strategy and prides itself for being first-to-market many of these innovations. To satisfy customers' financial needs and expectations, it offers a variety of delivery channels, which includes 21 full-service offices, 19 ATMs, 1 loan production office, telephone banking (1-888-641-6554), Internet banking (www.bankcnb.com) and a centralized customer service center (1-800-492-3221).

ERIEBANK
Headquartered in Erie, Pennsylvania, ERIEBANK is a division of CNB Bank. Presently, there are four full service locations which house its commercial, retail and Private Banking divisions. In addition, ERIEBANK currently operates a loan production office in Meadville, Pennsylvania with future plans to expand this location to a full service office.

Holiday Financial Services
Another subsidiary of CNB Financial Corporation, Holiday Financial Services, a consumer loan company, currently has eight conveniently located offices in Bellefonte, Bradford, Clearfield, Erie, Hollidaysburg, Northern Cambria, Ridgway and Sidman, Pennsylvania.

The common stock of the Corporation trades on the NASDAQ National Market under the symbol CCNE.

CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, PA 16830
800-492-3221
www.bankcnb.com